SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

04 August, 2026

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	2Q26 BP PLC SEA dated 04 August 2026

Exhibit 1.1

FOR IMMEDIATE RELEASE
London 4 August 2026
BP p.l.c. Group results
Second quarter and first half 2026

Stronger earnings; setting priorities to accelerate delivery

Financial summary	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2026	2026	2025	2026	2025
Profit for the period attributable to bp shareholders	3,911	3,842	1,629	7,753	2,316
Inventory holding (gains) losses*, net of tax	717	(3,180)	407	(2,463)	289
Replacement cost (RC) profit*	4,628	662	2,036	5,290	2,605
Net adverse impact of adjusting items*, net of tax	1,104	2,536	317	3,640	1,129
Underlying RC profit*	5,732	3,198	2,353	8,930	3,734
Operating cash flow	10,858	2,860	6,271	13,718	9,105
Capital expenditure	(3,086)	(3,290)	(3,361)	(6,376)	(6,984)
Divestment and other proceeds(a)	609	248	1,356	857	1,684
Net debt*(b)	22,251	25,309	26,043	22,251	26,043
Underlying operating expenditure*	5,333	5,369	5,457	10,702	10,761
Announced dividend per ordinary share (cents per share)	8.660	8.320	8.320	16.980	16.320
Underlying RC profit per ordinary share* (cents)	36.92	20.67	15.03	57.62	23.76
Underlying RC profit per ADS* (dollars)	2.22	1.24	0.90	3.46	1.43
Key headlines
●     Stronger financial performance: 2Q 2026 underlying RC profit $5.7 billion, $2.5 billion higher than the prior quarter reflecting the strength of bp's integrated operational model; operating cash flow $10.9 billion after taking into account a $1.0 billion adjusted working capital* build(C).
●     Operating performance: 2Q 2026 upstream plant reliability 92.4% (1Q 2026 95.7%); reported production 2.2mmboe/d (1Q 2026 2.3mmboe/d); refining availability 94.7% (1Q 2026 96.3%); refining throughput 1,467mb/d (1Q 2026 1,527mb/d)
●     Strategic progress on portfolio and balance sheet: Reached an agreement to sell Austrian retail business; agreed terms to bring partners into Kirkuk; completed the sale of Gelsenkirchen refinery, launched processes to market our North Sea business and Archaea Energy; the total of net debt, hybrid bonds and securities, leases and Gulf of America settlement liabilities reduced by $6.9 billion.
●     Shareholder returns: 2Q 2026 dividend per ordinary share of 8.66 cents, 4% increase.

Meg O'Neill, Chief executive officer
"This is my first full quarter at bp, and it has been marked by one of the most disrupted periods in the global energy market. Through that, bp's team has stepped up, working tirelessly to keep energy flowing for our customers.
Financially, we delivered a strong quarter, with an underlying replacement cost profit of $5.7 billion ($2.5 billion higher than last quarter) and an operating cash flow of $10.9 billion, after a working capital build of $1.0 billion.
We made good progress strengthening bp's balance sheet. We also took steps to simplify and strengthen bp. In recent weeks, we sold our Gelsenkirchen refinery, agreed to sell our retail business in Austria and announced our intention to sell our North Sea business in the UK. Today, we are announcing our intention to sell Archaea, our biogas business in the US.
But there are areas where our performance fell short. Operationally, our plants didn't run as well as they did last quarter - upstream plant reliability was 92.4%, compared to 95.7%, and production was down and our refineries processed less crude. This was due, in part, to planned maintenance and the conflict in the Middle East, but this is a reminder that we have more to do to deliver consistent operational performance.
Where we must improve
Since I joined bp, I have spent time with bp's teams on the frontline and met investors, business partners, governments and other key stakeholders. In four months, I've seen enough to know this company can be extraordinary - from our high-quality assets to our integrated model, deep capabilities, strong partnerships and exceptional people.
However, we are not making the most of our potential. Our performance over the past few years has not met our own expectations, let alone those of our shareholders. We have not delivered consistently; we have written off too much value; and our costs and liabilities are not resilient enough in a low price environment.
My job is to help make bp the best we can be. We need to take a clear look at ourselves: assessing what needs to change, stopping what holds us back and building strength where it matters. We have to get fit to grow. To do so, I am laying out five priorities to deliver a step change in performance and grow shareholder value.

BP p.l.c. Group results
Second quarter and first half 2026

Priorities to deliver a step change in performance
1.  Strengthening the balance sheet. This quarter we reduced the total of net debt, hybrids, leases and Gulf of America settlement liabilities by more than 11% compared to last quarter. That is still not enough - we need to do more. Financial resilience gives us greater flexibility to invest to grow through the cycle and reward our shareholders.
2.  Simplifying the portfolio based on value, not sentiment nor history. We have to focus on the assets with the strongest potential to deliver competitive returns and long-term value - just as we have done with our decisions on the North Sea and Archaea.
3.  Investing with greater discipline to ensure every dollar of capital competes. Our decision to sell Bay du Nord and free up the capital shows that discipline in action. We must keep challenging ourselves, using our balanced investment criteria to make decisions rooted in profitability, cash generation and market realities. I am very clear on this, we need to compete in the weight class we are in.
4.  Driving operational excellence. We need to run our assets safely, reliably and with greater cost efficiency. We have made progress on reducing structural costs, but we have not improved enough where it matters most: the bottom line. We need to move faster, and we have both the opportunity and the technology to do this. Operational excellence is also about working safely with people, communities and the environment; it helps us work to deliver energy that is secure, affordable and lower-carbon, where it makes business sense - and it is how we will make bp more competitive.
5.  Hardwiring high-performance and accountability into bp. We must make better, faster decisions, reduce complexity and sharpen accountability. Last month, we moved to an Upstream and Downstream organization, supported by our world-class trading business. This integrated model is a competitive advantage and an important first step.(d)

Looking ahead
We will be transparent about how we progress - and judge ourselves by our results. I want the organization focused on execution: deliver what we said, faster and with greater intensity. In three words: focus, perform, grow.
We know what we need to do, we are taking urgent action and I am confident that this is how we will grow long-term value for shareholders."

(a) Divestment proceeds are disposal proceeds as per the condensed group cash flow statement.
(b) See Note 9 for more information.
(c) Change in working capital adjusted for inventory holding gains, fair value accounting effects relating to subsidiaries and other adjusting items. See page 29.
(d) Reportable segments for external financial reporting will remain unchanged until 31 December 2026 as the financial reporting aspects of the new segment model will take time to implement.

RC profit (loss), underlying RC profit, net debt, underlying RC profit per ordinary share, underlying RC profit per ADS and adjusted working capital are non-IFRS measures. Inventory holding (gains) losses and adjusting items are non-IFRS adjustments.

Definitions are provided in the Glossary on page 34. Non-IFRS measures are marked with an asterisk.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 40.

2Q 2026 financial results summary
●     Underlying RC profit* for the quarter was $5.7 billion, compared with $3.2 billion for the previous quarter. Compared with the first quarter 2026, the underlying result mainly reflects higher liquids and gas realizations including the impact of price lags, stronger realized refining margins and stronger customers result, partly offset by higher exploration write-offs. The underlying effective tax rate (ETR)* in the quarter was 34%, compared with 32% for the previous quarter, which reflects changes in the geographical mix of profits.
●     Reported profit for the quarter was $3.9 billion, compared with $3.8 billion for the first quarter 2026. The reported result for the second quarter is adjusted for inventory holding losses* of $0.7 billion (net of tax) and a net adverse impact of adjusting items* of $1.1 billion (net of tax) to derive the underlying RC profit. Adjusting items include favourable pre-tax fair value accounting effects* of $1.0 billion and post-tax net impairments of $0.8 billion (see page 28 for more information on adjusting items).
●    Operating cash flow for the quarter, after a $1.0 billion working capital* build (after adjusting for inventory holding losses, fair value accounting effects and other adjusting items), was $10.9 billion, around $8.0 billion higher than the previous quarter, reflecting higher earnings and a lower working capital build.
●    Net debt* was $22.3 billion at the end of the second quarter compared with $25.3 billion at the end of the first quarter 2026. This reduction reflects strong cash generation during the quarter, after the $2.9 billion (€2.5 billion) perpetual hybrid bond redemption and the payment for $1.1 billion Gulf of America settlement liabilities.
Segment results
●     Gas & low carbon energy: The RC profit before interest and tax for the second quarter 2026 was $1.6 billion, compared with $1.1 billion for the previous quarter. After adjusting RC profit before interest and tax for a net adverse impact of adjusting items of $0.6 billion, the underlying RC profit before interest and tax* for the second quarter was $2.1 billion, compared with $1.3 billion in the first quarter 2026. This primarily reflects higher realizations including the impact of price lags and the changes in non-Henry Hub natural gas marker prices. The gas marketing and trading result was broadly flat compared with the first quarter 2026.
●     Oil production & operations: The RC profit before interest and tax for the second quarter 2026 was $3.4 billion, compared with $1.7 billion for the previous quarter. After adjusting RC profit before interest and tax for a net adverse impact of adjusting items of $0.2 billion, the underlying RC profit before interest and tax for the second quarter was $3.6 billion, compared with $2.0 billion for the first quarter 2026. This reflects higher liquid realizations including the impact of price lags, production mix benefit, and higher income from equity-accounted entities partially offset by higher exploration write-offs mainly due to sale of Bay du Nord in Canada and lower production due to seasonal maintenance in the Gulf of America.
●     Customers & products: The RC profit before interest and tax for the second quarter 2026 was $5.1 billion, compared with $2.5 billion for the previous quarter. After adjusting RC profit before interest and tax for a net favourable impact of adjusting items of $0.1 billion, the underlying RC profit before interest and tax (underlying result) for the second quarter was $5.0 billion, compared with $3.2 billion in the first quarter 2026. The customers second quarter underlying result was higher by $0.8 billion, reflecting seasonally higher volumes, higher fuels margins, a stronger Castrol performance and a slightly higher midstream contribution, partly offset by lower contribution from bioenergy. The products second quarter underlying result was higher by $1.0 billion. In refining, the result reflects significantly stronger realized refining margins, partly offset by higher planned turnaround and maintenance activity, as well as the impacts of the third-party event at Whiting in April. The oil trading result was slightly higher compared with the first quarter.

Financial results
In addition to the highlights on page 3:
●       Profit attributable to bp shareholders in the second quarter and half year was $3.9 billion and $7.8 billion respectively, compared with $1.6 billion and $2.3 billion in the same periods of 2025.
-     After adjusting profit attributable to bp shareholders for inventory holding losses or gains* and net impact of adjusting items*, underlying replacement cost (RC) profit* for the second quarter and half year was $5.7 billion and $8.9 billion respectively, compared with $2.4 billion and $3.7 billion for the same periods of 2025. The underlying RC profit for the second quarter and half year compared with the same periods in 2025 mainly reflects a significant higher realized refining margins and higher liquid realizations. The oil trading contribution for the second quarter and first half was significantly higher compared with the same periods in 2025. See pages 7, 9 and 11 for more information.
-     Adjusting items in the second quarter and half year had a net adverse pre-tax impact of $0.6 billion and $2.6 billion respectively, compared with a net adverse pre-tax impact of $0.7 billion and $1.1 billion in the same periods of 2025.
-      Adjusting items for the second quarter and half year include a favourable pre-tax impact of fair value accounting effects* of $1.0 billion and an adverse pre-tax impact of $0.1 billion respectively, compared with a favourable pre-tax impact of $0.6 billion and $1.5 billion in the same periods of 2025. In both the gas & low carbon energy and customers & products segments, fair value accounting effects represent the difference in treatment between, management's internal performance measure and IFRS. In other businesses & corporate, there was a favourable impact of the fair value accounting effects relating to the hybrid bonds in the second quarter and an adverse impact in the half year, compared with a favourable impact in the same periods of 2025. These movements are driven by foreign exchange and interest rates.
●     The effective tax rate (ETR) on the profit before taxation for the second quarter and half year was 45% and 44% respectively, compared with 33% and 52% for the same periods in 2025. Excluding inventory holding gains or losses and adjusting items, the underlying ETR* for the second quarter and half year was 34% and 33% respectively, compared with 36% and 43% for the same periods in 2025. The lower underlying ETR for the second quarter and half year reflects changes in the geographical mix of profits. Underlying ETR is a non-IFRS measure.
●     Operating cash flow for the second quarter and half year was $10.9 billion and $13.7 billion respectively, compared with $6.3 billion and $9.1 billion for the same periods in 2025. The cash flow increases are driven by the higher underlying RC profit in the 2026 periods and the impact of the working capital* (after adjusting for inventory holding gains or losses, fair value accounting effects and other adjusting items) movements in the periods.
●     Capital expenditure in the second quarter and half year was $3.1 billion and $6.4 billion respectively, compared with $3.4 billion and $7.0 billion in the same periods of 2025.
●     Total divestment and other proceeds for the second quarter and half year were $0.6 billion and $0.9 billion respectively, compared with $1.4 billion and $1.7 billion for the same periods in 2025. Other proceeds for the second quarter and half year 2025 were $1.0 billion from the sale of a non-controlling interest in the subsidiary that holds our 12% share in the Trans-Anatolian natural gas pipeline (TANAP).
●     At the end of the second quarter, net debt* was $22.3 billion, compared with $25.3 billion at the end of the first quarter 2026 and $26.0 billion at the end of the second quarter 2025.

Analysis of RC profit (loss) before interest and tax and reconciliation to profit (loss) for the period
	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2026	2026	2025	2026	2025
RC profit (loss) before interest and tax
gas & low carbon energy	1,564	1,054	1,047	2,618	2,405
oil production & operations	3,397	1,655	1,916	5,052	4,704
customers & products	5,100	2,452	972	7,552	1,075
other businesses & corporate	(250)	(855)	645	(1,105)	623
Consolidation adjustment - UPII*	-	21	30	21	43
RC profit before interest and tax	9,811	4,327	4,610	14,138	8,850
Finance costs and net finance expense relating to pensions and other post-employment benefits	(1,120)	(1,121)	(1,173)	(2,241)	(2,442)
Taxation on a RC basis	(3,644)	(2,174)	(1,101)	(5,818)	(3,208)
Non-controlling interests	(419)	(370)	(300)	(789)	(595)
RC profit attributable to bp shareholders*	4,628	662	2,036	5,290	2,605
Inventory holding gains (losses)*	(870)	4,159	(554)	3,289	(395)
Taxation (charge) credit on inventory holding gains and losses	153	(979)	147	(826)	106
Profit for the period attributable to bp shareholders	3,911	3,842	1,629	7,753	2,316

Analysis of underlying RC profit (loss) before interest and tax
	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2026	2026	2025	2026	2025
Underlying RC profit (loss) before interest and tax
gas & low carbon energy	2,122	1,336	1,462	3,458	2,459
oil production & operations	3,581	1,981	2,262	5,562	5,157
customers & products	4,954	3,203	1,533	8,157	2,210
other businesses & corporate	(345)	(272)	(38)	(617)	(155)
Consolidation adjustment - UPII	-	21	30	21	43
Underlying RC profit before interest and tax	10,312	6,269	5,249	16,581	9,714
Finance costs on an underlying RC basis(a) and net finance expense relating to pensions and other post-employment benefits	(1,053)	(1,047)	(1,095)	(2,100)	(2,177)
Taxation on an underlying RC basis	(3,108)	(1,654)	(1,501)	(4,762)	(3,208)
Non-controlling interests	(419)	(370)	(300)	(789)	(595)
Underlying RC profit attributable to bp shareholders*	5,732	3,198	2,353	8,930	3,734
(a) A non-IFRS measure. Finance costs on an underlying RC basis is defined as finance costs as stated in the group income statement excluding finance costs classified as adjusting items* (see footnote (c) on page 28).

Reconciliations of underlying RC profit attributable to bp shareholders to the nearest equivalent IFRS measure are provided on page 1 for the group and on pages 7-13 for the segments.
Operating Metrics
	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
	2026	2026	2025	2026	2025
Tier 1 and tier 2 process safety events	18	7	5	25	15
upstream production(a) (mboe/d)	2,201	2,339	2,300	2,269	2,270
upstream unit production costs(b) ($/boe)	6.62	6.39	6.81	6.50	6.58
bp-operated upstream plant reliability	92.4%	95.7%	96.8%	94.1%	96.1%
Refinery throughputs (mb/d)	1,467	1,527	1,288	1,497	1,391
bp-operated refining availability(a)	94.7%	96.3%	96.4%	95.5%	96.3%
(a) See Operational updates on pages 7, 9 and 11. Because of rounding, upstream production may not agree exactly with the sum of gas & low carbon energy and oil production & operations.
(b) The decrease in the first half 2026, compared with the first half 2025 mainly reflects portfolio mix.

Outlook & Guidance
3Q 2026 guidance
●     Looking ahead, bp expects third quarter 2026 reported upstream production to be 2,100 to 2,250mboe/d, compared with the second quarter 2026, 2,201mboe/d. This includes the impact of continued disruption in the Middle East, bp's reduced equity interest in Latin America and an estimated impact of around 40mboe/d for potential seasonal weather events in the Gulf of America. The heightened volatility in the oil and gas prices could also impact PSA contracts.
●     In its customers business, compared to the second quarter, bp expects a significantly lower result, with broadly flat volumes and a lower midstream result, as well as lower earnings in Castrol due to the lagged impact of higher base oil costs. Both fuels margins and midstream performance are expected to remain sensitive to conditions and developments in the Middle East.
●     In products, bp expects throughput of 1,300 to 1,360mb/d, reflecting the completion of the Gelsenkirchen divestment and a lower level of planned turnaround activity. Refining margins are expected to remain elevated and sensitive to the cost of supply and market conditions.
●     bp expects income taxes paid in the third quarter to be around $1 billion higher than the second quarter 2026 mainly due to timing effects, including the timing of instalment payments, which are typically higher in the third quarter each year.
●     bp intends to repay $1.0 billion of perpetual subordinated hybrid securities issued by a group subsidiary.

2026 guidance
●     bp now expects reported upstream production to be 2,180 to 2,270mboe/d, compared with the 2025, 2,312mboe/d. This includes the impact of disruption in the Middle East, the divestment of the Culzean gas field in the UK North Sea and bp's reduced equity interest in Latin America in addition to an estimated impact of around 15mboe/d for potential seasonal weather events in the Gulf of America. Underlying upstream production is expected to be broadly flat compared with 2025 with production from oil production & operations to be broadly flat and production from gas & low carbon energy to be lower.
●     In its customers business, bp expects to make continued progress growing cash flows, supported by lower underlying operating expenditure* driven by structural cost reductions*. These benefits will be partly offset by the earnings impact of completed and announced divestments. Reported earnings will benefit from lower depreciation as a result of the assets held for sale accounting treatment of Castrol following the planned divestment. Fuel margins are expected to remain sensitive to conditions and developments in the Middle East and any resulting policy responses.
●     In products, bp expects throughput of 1,360 to 1,410mb/d, reflecting the completion of the Gelsenkirchen divestment and a significantly lower level of planned turnaround activity. Refining margins are expected to remain sensitive to the cost of supply and market conditions.
●     bp continues to expect other businesses & corporate underlying annual charge to be around $1.0 billion for 2026. The charge may vary quarter to quarter.
●     bp now expects the depreciation, depletion and amortization to be $17.0-17.5 billion.
●     bp now expects the underlying ETR* for 2026 to be 35-40%, which reflects the underlying ETR for the first half of 33%. It is sensitive to a range of factors, including the volatility of the price environment and its impact on the geographical mix of the group's profits and losses.
●     bp now expects capital expenditure to be $13.5-14.0 billion reflecting decision to delay asset farm downs and capture better value.
●     bp now expects divestment and other proceeds to be $8-9 billion in 2026, including approximately $6 billion from the announced Castrol transaction.
●     bp continues to expect Gulf of America settlement payments for the year to be around $1.6 billion pre-tax including $0.4 billion pre-tax paid during the first quarter and $1.1 billion pre-tax paid during the second quarter.

Updated refining rule of thumb
bp has updated the bp refining indicator margin (RIM) and associated refining rule of thumb (RoT) to reflect the sale of 100% of the Gelsenkirchen refinery (GSK). The bp RIM RoT reflects the sensitivity of the group's forward looking underlying replacement cost profit before tax to changes in bp's RIM at normal operating conditions and will not fully explain all quarter-on-quarter movements in Products earnings.
The bp RIM reflects a broad set of crudes and products and is representative of bp's refining portfolio and realized refining margin per barrel.
Refining RoT for +/- $1/bbl change	Impact on underlying RC profit before interest and tax
bp RIM (post GSK divestment - new)	$450m
bp RIM (prior to GSK divestment - retired)	$550m

As a consequence of this change, the refining price assumptions applicable to bp's CMU Cash Flow and ROACE Targets* have been updated. The updated price assumptions are: at $70/bbl Brent, $4/mmBtu Henry Hub and $10.8/bbl refining indicator margin, all 2024 real. There is no change to the CMU Cash flow and ROACE targets or to the prices used for impairment testing as a consequence of this update. Price assumptions are not intended to reflect management's forecasts for future prices.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 40.

gas & low carbon energy
Financial results
●    The replacement cost (RC) profit before interest and tax for the second quarter and half year was $1,564 million and $2,618 million respectively, compared with $1,047 million and $2,405 million for the same periods in 2025. The second quarter and half year are adjusted by an adverse impact of net adjusting items* of $558 million and $840 million respectively, compared with an adverse impact of net adjusting items of $415 million and $54 million for the same periods in 2025. Adjusting items include the impacts of fair value accounting effects*, relative to management's internal measure of performance, which are a favourable impact of $205 million and an adverse impact of $68 million for the second quarter and half year in 2026, and a favourable impact of $18 million and $686 million for the same periods in 2025. See page 28 for more information on adjusting items.
●    After adjusting RC profit before interest and tax for adjusting items, the underlying RC profit before interest and tax* for the second quarter and half year was $2,122 million and $3,458 million respectively, compared with $1,462 million and $2,459 million for the same periods in 2025.
●    The underlying RC profit before interest and tax for the second quarter compared with the same period in 2025, reflects higher realizations and a lower depreciation charge partly offset by a slightly lower gas marketing and trading result. For the half year compared with the same period in 2025, it reflects higher realizations, a lower depreciation charge and a slightly higher gas marketing and trading result.
Operational update
●    Reported production for the quarter was 765mboe/d, 2.1% lower than the same period in 2025. Underlying production was 2.2% lower mainly due to base decline partly offset by ramp up of major projects.
●    Reported production for the half year was 782mboe/d, 1.1% higher than the same period in 2025. Underlying production was 1.6% higher mainly due to ramp up of major projects partly offset by base decline.
Strategic progress
●    bp continues to progress development of the Cocuina-Manakin gas field, on the maritime border between Venezuela and Trinidad and Tobago. In April 2026, bp also signed a memorandum of understanding with the Venezuelan Government regarding joint opportunities in the offshore Loran gas field and certain exploration areas
●    In May bp signed three production-sharing contracts in Indonesia, bringing bp's total participation in oil and gas blocks in the country to 11. This includes the Bintuni and Drawa exploration blocks and also participation in the INPEX-operated Barong block in East Java.
●    In May bp confirmed a gas discovery in the East Nile Delta region in Egypt. The discovery follows the drilling of the Nidoco N-2 exploration well, operated by Eni in partnership with bp and the Egyptian General Petroleum Corporation (EGPC).
●    In May bp signed a 10-year deal with Oil and Natural Gas Corporation (ONGC) where bp has been selected as the technical services provider for the western offshore fields in the Mumbai Offshore Basin in India.
●    In May bp signed a new long-term deal to supply the Korea Gas Corporation (KOGAS) with 0.7 million tonnes per annum of LNG for 10 years from 2028.
●    In June bp entered into an agreement to sell a 5% interest in the Browse project in Western Australia to GS Energy, with bp retaining 39.33% working interest.
●    In June bp, together with ADNOC and partners, has signed a concession agreement to develop the Bab Gas Cap project in Abu Dhabi. With this agreement, bp holds a 10% interest in the Bab Gas Cap concession, which is expected to produce up to 1.5 billion cubic feet per day of gas.
●    bp today is announcing that it is launching a process to market Archaea Energy for a potential sale.
●    These events build on the progress announced in our first-quarter results, which comprised the following:
bp and South Valley Egyptian Petroleum Holding Company signed a memorandum of understanding for the award of Block (6) in the Red Sea; bp announced a significant gas and condensate discovery offshore Egypt following the successful drilling of the Denise W-1 exploration well in the Temsah Concession, located in the Eastern Mediterranean. The Denise W-1 well follows a binding head of agreement signed in July 2025 with EGPC and EGAS for a 20-year renewal of the Temsah Concession; and Arcius, a joint venture with bp holding 51% and XRG holding 49%, has taken a final investment decision to develop the Harmattan gas field in Egypt's El Burg offshore concession, a significant step toward executing one of its first projects in Egypt.

gas & low carbon energy (continued)
	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2026	2026	2025	2026	2025
Profit before interest and tax	1,564	1,054	1,047	2,618	2,405
Inventory holding (gains) losses*	-	-	-	-	-
RC profit before interest and tax	1,564	1,054	1,047	2,618	2,405
Net (favourable) adverse impact of adjusting items	558	282	415	840	54
Underlying RC profit before interest and tax	2,122	1,336	1,462	3,458	2,459
Taxation on an underlying RC basis	(706)	(473)	(509)	(1,179)	(980)
Underlying RC profit before interest	1,416	863	953	2,279	1,479

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2026	2026	2025	2026	2025
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,139	1,186	1,407	2,325	2,573

Exploration write-offs
Exploration write-offs	48	-	1	48	1

Adjusted EBITDA*
Total adjusted EBITDA	3,309	2,522	2,870	5,831	5,033

Capital expenditure
gas	717	635	688	1,352	1,462
low carbon energy	59	60	102	119	231
Total capital expenditure	776	695	790	1,471	1,693

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
	2026	2026	2025	2026	2025
Production (net of royalties)(a)
Liquids (mb/d)	88	87	85	87	84
Natural gas (mmcf/d)	3,928	4,124	4,043	4,025	3,997
Total hydrocarbons (mboe/d)	765	798	782	782	773

Average realizations(b)
Liquids ($/bbl)	94.09	67.17	64.15	81.26	67.21
Natural gas ($/mcf)	8.03	6.30	6.50	7.14	6.86
Total hydrocarbons ($/boe)	52.82	40.08	40.84	46.33	43.00
(a) Includes bp's share of production of equity-accounted entities in the gas & low carbon energy segment.
(b) Realizations are based on sales by consolidated subsidiaries only - this excludes equity-accounted entities.

oil production & operations
Financial results
●    The replacement cost (RC) profit before interest and tax for the second quarter and half year was $3,397 million and $5,052 million respectively, compared with $1,916 million and $4,704 million for the same periods in 2025. The second quarter and half year are adjusted by an adverse impact of net adjusting items* of $184 million and $510 million respectively, compared with an adverse impact of net adjusting items of $346 million and $453 million for the same periods in 2025. See page 28 for more information on adjusting items.
●    After adjusting RC profit before interest and tax for adjusting items, the underlying RC profit before interest and tax* for the second quarter and half year was $3,581 million and $5,562 million respectively, compared with $2,262 million and $5,157 million for the same periods in 2025.
●    The underlying RC profit before interest and tax for the second quarter, compared with the same period in 2025, reflects higher liquid realizations and higher income from equity-accounted entities partly offset by higher exploration write-offs mainly due to sale of Bay du Nord in Canada, the divestment of the Culzean gas field in the UK North Sea, and lower production.
●    The underlying RC profit before interest and tax for the half year, compared with the same period in 2025, reflects higher liquid realizations and higher income from equity-accounted entities partly offset by higher exploration write-offs mainly due to sale of Bay du Nord in Canada, the divestment of the Culzean gas field in the UK North Sea and higher costs.
Operational update
●    Reported production for the quarter was 1,436mboe/d, 5.4% lower than the same period in 2025. Underlying production for the quarter was 1.8% higher mainly due to increased production in bpx Energy and ramp up of major projects partly offset by seasonal maintenance.
●    Reported production for the half year was 1,488mboe/d, 0.6% lower than the same period in 2025. Underlying production for the half year was 3.8% higher mainly due to increased production in bpx Energy and ramp up of major projects partly offset by seasonal maintenance.
Strategic progress
●    In May, bp as operator, confirmed a final investment decision (FID) on the Thunder Horse subsea pump. With plans to deliver first oil in 2028, the project is expected to add gross production of around 15,000 barrels of oil equivalent per day at peak.
●    In June bp confirmed the preliminary results of the Capricornus-1A appraisal well in Namibia's Orange Basin. This established an oil pay extension from the Capricornus discovery well. Petroleum Exploration License 85 (PEL85), where the well was drilled, is operated by Rhino Resources where Azule Energy has a 42.5% working interest. bp holds a 50% interest in Azule Energy.
●    In June bp, as operator, announced the commencement of non-associated gas (NAG) production operations on the Azeri-Chirag-Gunashli (ACG) field in the Azerbaijan sector of the Caspian Sea. This marks the first commercial gas production operations on ACG, one of the world's largest oil-producing fields.
●    In June bp announced the FID for the Greater PAJ Project, a major offshore oil development located in Blocks 31 and 31/21 in Angola, adding expected gross production of around 95,000 barrels of oil equivalent per day at peak. This is operated by Azule Energy, a 50:50 joint venture between bp and Eni. Azule Energy has a 26.67% working interest in Block 31 and a 50% working interest in Block 31/21.
●    In June, following regulatory approval, bp completed the sale of a 10% shareholding in Pan American Energy Group S.L., reducing its shareholding from 50% to 40%.
●    It was announced that, effective 1 July 2026, operatorship of the Baku-Tbilisi-Ceyhan (BTC) oil export pipeline was transferred from bp to SOCAR Midstream Operations LLC (SMO), a wholly owned subsidiary of SOCAR.
●    In July bp agreed to sell its non-operated interest in the Bay du Nord project offshore Newfoundland and Labrador, Canada, to Equinor. Completion of the transaction is subject to third party approvals.
●    In July bp has agreed terms for ConocoPhillips to acquire a 42% interest in BP Energy Company of Kirkuk Limited (BP ECKL), supporting the redevelopment of several large-scale oil fields in the Kirkuk area of northern Iraq. bp has also agreed terms for Turkiye Petrolleri Anonim Ortakligi (TPAO) to acquire a further 15% interest in BP ECKL. Completion of the respective transactions are subject to third party approvals.
●    In July bp successfully started up the Atlantis Major Facility Expansion project in the Gulf of America, the eighth of its 10 major projects due online between 2025 and 2027, adding two new subsea water injection wells.
●    In July bp announced its intention to market its North Sea business for a potential sale.

oil production & operations (continued)

●     These events build on the progress announced in our first-quarter results, which comprised the following:
Aker BP started oil production from the Solveig Phase 2 (formally called Utsira High) development in the North Sea (bp interest in Aker BP 15.9%). The project has been delivered on schedule, adding approximately 39 million barrels of oil equivalent in recoverable resources to the Solveig field; bp confirmed an oil discovery in the Algaita-01 exploration well offshore Angola. The well was drilled in Block 15/06, and is operated by Azule Energy; bp announced the start-up of the Ndungu full-field, part of the Agogo Integrated West Hub Project (IWH), in the western area of Block 15/06, offshore Angola. Agogo IWH is operated by Azule Energy; bp was the apparent highest bidder on three blocks in the BBG-2 Gulf of America lease sale; bp confirmed start-up of gas production from the Quiluma field, part of the New Gas Consortium in Angola, operated by Azule Energy; and bp agreed to acquire a 60% interest in three offshore exploration blocks in Namibia from Eco Atlantic Oil & Gas. Subject to Namibian government approvals, bp will be the operator of three blocks - PEL97, PEL99 and PEL100 - offshore Namibia in the Walvis Basin, with Eco Atlantic remaining a partner, along with Namibia's national oil company NAMCOR.

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2026	2026	2025	2026	2025
Profit before interest and tax	3,396	1,662	1,914	5,058	4,709
Inventory holding (gains) losses*	1	(7)	2	(6)	(5)
RC profit before interest and tax	3,397	1,655	1,916	5,052	4,704
Net (favourable) adverse impact of adjusting items	184	326	346	510	453
Underlying RC profit before interest and tax	3,581	1,981	2,262	5,562	5,157
Taxation on an underlying RC basis	(1,659)	(854)	(1,062)	(2,513)	(2,437)
Underlying RC profit before interest	1,922	1,127	1,200	3,049	2,720

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2026	2026	2025	2026	2025
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,754	2,009	1,933	3,763	3,720

Exploration write-offs
Exploration write-offs	478	2	81	480	134

Adjusted EBITDA*
Total adjusted EBITDA	5,813	3,992	4,276	9,805	9,011

Capital expenditure
Total capital expenditure	1,733	1,891	1,706	3,624	3,402

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
	2026	2026	2025	2026	2025
Production (net of royalties)(a)
Liquids (mb/d)	997	1,126	1,115	1,061	1,101
Natural gas (mmcf/d)	2,543	2,407	2,338	2,476	2,298
Total hydrocarbons (mboe/d)	1,436	1,541	1,518	1,488	1,497

Average realizations(b)
Liquids ($/bbl)	84.10	59.75	59.74	71.67	63.54
Natural gas ($/mcf)	2.16	3.57	3.66	2.85	4.18
Total hydrocarbons ($/boe)	62.18	48.51	49.03	55.29	52.66
(a) Includes bp's share of production of equity-accounted entities in the oil production & operations segment.
(b) Realizations are based on sales by consolidated subsidiaries only - this excludes equity-accounted entities.

customers & products
Financial results
●    The replacement cost (RC) profit before interest and tax for the second quarter and half year was $5,100 million and $7,552 million respectively, compared with $972 million and $1,075 million for the same periods in 2025. The second quarter and half year are adjusted by a favourable impact of net adjusting items* of $146 million and an adverse impact of $605 million respectively, compared with an adverse impact of net adjusting items of $561 million and $1,135 million for the same periods in 2025. See page 28 for more information on adjusting items.
●    After adjusting RC profit before interest and tax for adjusting items, the underlying RC profit before interest and tax* (underlying result) for the second quarter and half year was $4,954 million and $8,157 million respectively, compared with $1,533 million and $2,210 million for the same periods in 2025.
●    The customers & products underlying result for the second quarter and for the half year was significantly higher compared with the same periods in 2025, reflecting a stronger performance across both sub-segments.
●    customers - the customers underlying result for the second quarter and half year was significantly higher compared with the same periods in 2025, reflecting stronger integrated performance across fuels and midstream and a stronger Castrol result, partly offset by a lower contribution from bioenergy and lower fuels volumes.
●    products - the products underlying result for the second quarter and half year was significantly higher compared with the same periods in 2025. In refining, the second quarter and first half result benefited from significantly higher realized refining margins and significantly lower turnaround activity, as well as crude selection timing effects. These benefits were partly offset by the impacts of the third party event at Whiting in April and other maintenance activities. The oil trading contribution for the second quarter and first half was significantly higher compared with the same periods in 2025.
Operational update
●    bp-operated refining availability for the second quarter and half year was 94.7% and 95.5% respectively, lower compared with 96.4% and 96.3% for the same periods in 2025.
Strategic progress
●    In July bp completed the sale of the Gelsenkirchen refinery and related businesses to Klesch Group, following the announcement in March that an agreement had been reached for the sale.
●    In July bp announced the sale of its Austria mobility & convenience and bp pulse businesses to volenergy AG. The sale is expected to complete by the end of 2026 subject to regulatory approvals.
●    bp signed a 25-year agreement to continue operating at Durban's Island View Terminal, securing long-term access to strategic infrastructure that strengthens our supply position in South Africa.
●    Working with government partners, bp secured a fast-tracked lease extension at the Bulwer Island facility at the Port of Brisbane enabling investment in additional fuel storage capacity to support Australia's fuel security.
●    These events build on the progress announced in our first-quarter results, which comprised the following:
◦       Air bp signed a multi-year supply agreement with Airbus to provide jet fuel and sustainable aviation fuel (SAF), as well as aviation services in Germany and Spain.
◦       In January bp and Castrol commenced their Formula 1 partnership with Audi during the start of the season. This reflects the outcome of several years of bp and Castrol fuels and lubricants research and development to support compliance with the new 2026 Formula 1 regulations. The partnership showcases our strengths in technology and innovation and helps build brand equity.

customers & products (continued)
	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2026	2026	2025	2026	2025
Profit before interest and tax	4,231	6,604	420	10,835	675
Inventory holding (gains) losses*	869	(4,152)	552	(3,283)	400
RC profit before interest and tax	5,100	2,452	972	7,552	1,075
Net (favourable) adverse impact of adjusting items	(146)	751	561	605	1,135
Underlying RC profit before interest and tax	4,954	3,203	1,533	8,157	2,210
Of which:(a)
customers - convenience & mobility	1,771	1,009	1,056	2,780	1,720
Castrol - included in customers	429	346	245	775	483
products - refining & trading	3,183	2,194	477	5,377	490
Taxation on an underlying RC basis	(1,034)	(646)	(251)	(1,680)	(327)
Underlying RC profit before interest	3,920	2,557	1,282	6,477	1,883
(a) A reconciliation to RC profit before interest and tax by business is provided on page 31.

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2026	2026	2025	2026	2025
Adjusted EBITDA*(b)
customers - convenience & mobility	2,340	1,541	1,698	3,881	2,929
Castrol - included in customers	429	346	295	775	579
products - refining & trading	3,616	2,626	895	6,242	1,326
	5,956	4,167	2,593	10,123	4,255

Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,002	964	1,060	1,966	2,045

Capital expenditure
customers - convenience & mobility	309	367	387	676	972
Castrol - included in customers	(3)	15	36	12	73
products - refining & trading	229	290	410	519	768
Total capital expenditure	538	657	797	1,195	1,740
(a) A reconciliation to RC profit before interest and tax by business is provided on page 31.

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
Marketing sales of refined products (mb/d)	2026	2026	2025	2026	2025
US	1,189	1,172	1,248	1,181	1,225
Europe	986	923	1,006	955	976
Rest of World	449	458	466	453	466
	2,624	2,553	2,720	2,589	2,667
Trading/supply sales of refined products	539	477	478	508	460
Total sales volume of refined products	3,163	3,030	3,198	3,097	3,127

bp average refining indicator margin (RIM) ($/bbl)	29.6	16.9	11.9	23.3	10.0

Refinery throughputs (mb/d)
US	626	682	573	654	623
Europe	841	845	715	843	768
Total refinery throughputs	1,467	1,527	1,288	1,497	1,391

bp-operated refining availability (%)	94.7	96.3	96.4	95.5	96.3

other businesses & corporate
Other businesses & corporate comprises technology, bp ventures, shipping, our corporate activities & functions and any residual costs of the Gulf of America oil spill.
Financial results
●    The replacement cost (RC) loss before interest and tax for the second quarter and half year was $250 million and $1,105 million respectively, compared with a profit of $645 million and $623 million for the same periods in 2025. The second quarter and half year are adjusted by a favourable impact of net adjusting items* of $95 million and an adverse impact of $488 million respectively, compared with a favourable impact of net adjusting items of $683 million and $778 million for the same periods in 2025. Adjusting items include a favourable impact of fair value accounting effects* of $114 million and an adverse impact of $104 million for the second quarter and half year, and a favourable impact of $740 million and $1,109 million for the same periods in 2025. See page 28 for more information on adjusting items.
●    After adjusting RC loss before interest and tax for adjusting items, the underlying RC loss before interest and tax* for the second quarter and half year was $345 million and $617 million respectively, compared with a loss of $38 million and $155 million for the same periods in 2025.
Strategic progress
●    In July bp reached an agreement to sell the majority of the direct investments held in bp Ventures, subject to regulatory and contractual approvals. Alongside this transaction bp intends to further simplify its portfolio by closing bp Ventures.

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2026	2026	2025	2026	2025
Profit (loss) before interest and tax	(250)	(855)	645	(1,105)	623
Inventory holding (gains) losses*	-	-	-	-	-
RC profit (loss) before interest and tax	(250)	(855)	645	(1,105)	623
Net (favourable) adverse impact of adjusting items(a)	(95)	583	(683)	488	(778)
Underlying RC profit (loss) before interest and tax	(345)	(272)	(38)	(617)	(155)
Taxation on an underlying RC basis	91	124	109	215	142
Underlying RC profit (loss) before interest	(254)	(148)	71	(402)	(13)

(a) Includes fair value accounting effects relating to hybrid bonds. See page 35 for more information.

This results announcement also represents bp's half-yearly financial report for the purposes of the Disclosure Guidance and Transparency Rules made by the UK Financial Conduct Authority. In this context: (i) the condensed set of financial statements can be found on pages 16-26; (ii) pages 1-13, and 27-40 comprise the interim management report; and (iii) the directors' responsibility statement and auditors' independent review report can be found on pages 14-15.
Statement of directors' responsibilities
The directors confirm that, to the best of their knowledge, the condensed set of financial statements on pages 16-26 has been prepared in accordance with United Kingdom adopted IAS 34 'Interim Financial Reporting', and that the interim management report on pages 1-13, and 27-40 includes a fair review of the information required by the Disclosure Guidance and Transparency Rules.
The directors of BP p.l.c. are listed on pages 73-75 of bp Annual Report and Form 20-F 2025, with the following exceptions: Carol Howle stepped down as an executive director and interim chief executive officer on 31 March 2026, Meg O'Neill was appointed as an executive director and chief executive officer on 1 April 2026, and Melody Meyer, Karen Richardson and Simon Henry each stepped down as non-executive directors on 23 April 2026. On 26 May 2026, Albert Manifold ceased to serve as a non-executive director and chair and Ian Tyler was appointed as interim chair.

By order of the board
Meg O'Neill	Kate Thomson
Chief Executive Officer	Chief Financial Officer
3 August 2026	3 August 2026

Independent review report to BP p.l.c.

Conclusion
We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2026 which comprises the group income statement, the condensed group statement of comprehensive income, the group balance sheet, the condensed group statement of changes in equity, the condensed group cash flow statement and related notes 1 to 10.
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2026 is not prepared, in all material respects, in accordance with United Kingdom adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Basis for Conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Financial Reporting Council for use in the United Kingdom (ISRE (UK) 2410). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the UK, and European Union (EU), and in accordance with the provisions of the UK Companies Act 2006 as applicable to companies reporting under international accounting standards. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with United Kingdom adopted International Accounting Standard 34, 'Interim Financial Reporting'.

Conclusion Relating to Going Concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.
This Conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410; however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors
The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.
In preparing the half-yearly financial report, the directors are responsible for assessing the group's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor's Responsibilities for the review of the financial information
In reviewing the half-yearly financial report, we are responsible for expressing to the company a conclusion on the condensed set of financial statements in the half-yearly financial report. Our Conclusion, including our Conclusion Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report
This report is made solely to the company in accordance with ISRE (UK) 2410. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP
Statutory Auditor
London, United Kingdom
3 August 2026

The maintenance and integrity of the BP p.l.c. website are the responsibility of the directors; the review work carried out by the statutory auditors does not involve consideration of these matters and, accordingly, the statutory auditors accept no responsibility for any changes that may have occurred to the financial information since it was initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Financial statements
Group income statement
	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2026	2026	2025	2026	2025

Sales and other operating revenues (Note 5)	69,105	52,255	46,627	121,360	93,532
Earnings from joint ventures - after interest and tax	438	323	241	761	568
Earnings from associates - after interest and tax	145	353	155	498	404
Interest and other income	411	338	375	749	760
Gains on sale of businesses and fixed assets	15	102	279	117	293
Total revenues and other income	70,114	53,371	47,677	123,485	95,557
Purchases	41,149	26,250	26,875	67,399	54,595
Production and manufacturing expenses	8,954	8,537	6,153	17,491	12,267
Production and similar taxes	629	429	414	1,058	861
Depreciation, depletion and amortization (Note 6)	4,149	4,410	4,641	8,559	8,824
Net impairment and losses on sale of businesses and fixed assets (Note 3)	1,100	589	1,157	1,689	1,660
Exploration expense	582	44	139	626	242
Distribution and administration expenses	4,610	4,626	4,242	9,236	8,653
Profit (loss) before interest and taxation	8,941	8,486	4,056	17,427	8,455
Finance costs	1,175	1,175	1,229	2,350	2,550
Net finance (income) expense relating to pensions and other post-employment benefits	(55)	(54)	(56)	(109)	(108)
Profit (loss) before taxation	7,821	7,365	2,883	15,186	6,013
Taxation	3,491	3,153	954	6,644	3,102
Profit (loss) for the period	4,330	4,212	1,929	8,542	2,911
Attributable to
bp shareholders	3,911	3,842	1,629	7,753	2,316
Non-controlling interests	419	370	300	789	595
	4,330	4,212	1,929	8,542	2,911

Earnings per share (Note 7)
Profit (loss) for the period attributable to bp shareholders
Per ordinary share (cents)
Basic	24.77	24.83	10.41	49.60	14.73
Diluted	24.54	24.53	10.27	48.99	14.44
Per ADS (dollars)
Basic	1.49	1.49	0.62	2.98	0.88
Diluted	1.47	1.47	0.62	2.94	0.87

Condensed group statement of comprehensive income
	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2026	2026	2025	2026	2025

Profit (loss) for the period	4,330	4,212	1,929	8,542	2,911
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation differences(a)	65	(191)	1,323	(126)	2,142
Exchange (gains) losses on translation of foreign operations reclassified to gain or loss on sale of businesses and fixed assets	2	-	-	2	-
Cash flow hedges and costs of hedging	(8)	159	235	151	50
Share of items relating to equity-accounted entities, net of tax	(1)	7	3	6	4
Income tax relating to items that may be reclassified	(15)	(14)	(57)	(29)	(15)
	43	(39)	1,504	4	2,181
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-employment benefit liability or asset	(364)	119	(214)	(245)	117
Remeasurements of equity investments	3	(1)	2	2	1
Cash flow hedges that will subsequently be transferred to the balance sheet	-	3	2	3	4
Income tax relating to items that will not be reclassified	91	(37)	52	54	(43)
	(270)	84	(158)	(186)	79
Other comprehensive income	(227)	45	1,346	(182)	2,260
Total comprehensive income	4,103	4,257	3,275	8,360	5,171
Attributable to
bp shareholders	3,700	3,916	2,883	7,616	4,439
Non-controlling interests	403	341	392	744	732
	4,103	4,257	3,275	8,360	5,171
(a) Second quarter and first half 2025 are principally affected by movements in the Pound Sterling against the US dollar.

Condensed group statement of changes in equity
	bp shareholders'	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2026	53,052	15,955	4,993	74,000

Total comprehensive income	7,616	371	373	8,360
Dividends	(2,574)	-	(377)	(2,951)
Cash flow hedges transferred to the balance sheet, net of tax	(1)	-	-	(1)
Repurchase of ordinary share capital	(114)	-	-	(114)
Share-based payments, net of tax	498	-	-	498
Redemption of perpetual hybrid bonds, net of tax(a)	(65)	(2,816)	-	(2,881)
Payments on perpetual hybrid bonds	-	(495)	-	(495)
Transactions involving non-controlling interests, net of tax	16	-	(12)	4
At 30 June 2026	58,428	13,015	4,977	76,420

	bp shareholders'	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2025	59,246	16,649	2,423	78,318

Total comprehensive income	4,439	402	330	5,171
Dividends	(2,515)	-	(219)	(2,734)
Cash flow hedges transferred to the balance sheet, net of tax	(4)	-	-	(4)
Repurchase of ordinary share capital	(2,511)	-	-	(2,511)
Share-based payments, net of tax	594	-	-	594
Issue of perpetual hybrid bonds	-	500	-	500
Payments on perpetual hybrid bonds	(9)	(511)	-	(520)
Transactions involving non-controlling interests, net of tax	-	-	966	966
At 30 June 2025	59,240	17,040	3,500	79,780
(a) In the second quarter 2026, BP Capital Markets p.l.c. exercised its option to redeem €2.5 billion of hybrid bonds.

Group balance sheet
	30 June	31 December
$ million	2026	2025
Non-current assets
Property, plant and equipment	96,444	98,633
Goodwill	9,639	10,300
Intangible assets	8,081	8,197
Investments in joint ventures	13,106	13,400
Investments in associates	7,167	7,325
Other investments	705	857
Fixed assets	135,142	138,712
Loans	2,073	1,991
Trade and other receivables	2,551	2,376
Derivative financial instruments	22,541	20,957
Prepayments	625	608
Deferred tax assets	2,921	4,325
Defined benefit pension plan surpluses	7,488	7,771
	173,341	176,740
Current assets
Loans	462	457
Inventories	31,003	22,499
Trade and other receivables	35,004	26,014
Derivative financial instruments	7,852	5,180
Prepayments	3,209	3,422
Current tax receivable	740	1,153
Other investments	57	158
Cash and cash equivalents	37,168	36,556
	115,495	95,439
Assets classified as held for sale (Note 2)	5,791	6,347
	121,286	101,786
Total assets	294,627	278,526
Current liabilities
Trade and other payables	61,844	56,843
Derivative financial instruments	6,947	4,413
Accruals	5,330	5,572
Lease liabilities	2,961	2,832
Finance debt	5,888	3,356
Current tax payable	3,215	1,262
Provisions	7,095	4,709
	93,280	78,987
Liabilities directly associated with assets classified as held for sale (Note 2)	2,084	1,594
	95,364	80,581
Non-current liabilities
Other payables	6,843	7,975
Derivative financial instruments	22,274	19,667
Accruals	1,995	1,834
Lease liabilities	11,395	11,739
Finance debt	52,449	54,602
Deferred tax liabilities	7,826	7,642
Provisions	15,928	15,670
Defined benefit pension plan and other post-employment benefit plan deficits	4,133	4,816
	122,843	123,945
Total liabilities	218,207	204,526
Net assets	76,420	74,000
Equity
bp shareholders' equity	58,428	53,052
Non-controlling interests	17,992	20,948
Total equity	76,420	74,000

Condensed group cash flow statement
	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2026	2026	2025	2026	2025
Operating activities
Profit (loss) before taxation	7,821	7,365	2,883	15,186	6,013
Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
Depreciation, depletion and amortization and exploration expenditure written off	4,675	4,412	4,723	9,087	8,959
Net impairment and (gain) loss on sale of businesses and fixed assets	1,085	487	878	1,572	1,367
Earnings from equity-accounted entities, less dividends received	51	(367)	40	(316)	(160)
Net charge for interest and other finance expense, less net interest paid	151	35	126	186	273
Share-based payments	201	318	215	519	616
Net operating charge for pensions and other post-employment benefits, less contributions and benefit payments for unfunded plans	(18)	(29)	(36)	(47)	(47)
Net charge for provisions, less payments	948	2,357	666	3,305	1,770
Movements in inventories and other current and non-current assets and liabilities	(2,675)	(10,542)	(2,030)	(13,217)	(7,099)
Income taxes paid	(1,381)	(1,176)	(1,194)	(2,557)	(2,587)
Net cash provided by operating activities	10,858	2,860	6,271	13,718	9,105
Investing activities
Expenditure on property, plant and equipment, intangible and other assets	(3,087)	(3,242)	(3,236)	(6,329)	(6,587)
Acquisitions, net of cash acquired	9	(14)	(39)	(5)	(241)
Investment in joint ventures	(8)	(22)	(59)	(30)	(117)
Investment in associates	-	(12)	(27)	(12)	(39)
Total cash capital expenditure	(3,086)	(3,290)	(3,361)	(6,376)	(6,984)
Proceeds from disposal of fixed assets	425	159	322	584	614
Proceeds from disposal of businesses, net of cash disposed	184	102	76	286	112
Proceeds from loan repayments	31	32	31	63	62
Cash provided from investing activities	640	293	429	933	788
Net cash used in investing activities	(2,446)	(2,997)	(2,932)	(5,443)	(6,196)
Financing activities
Net issue (repurchase) of shares (Note 7)	-	(562)	(1,063)	(562)	(2,910)
Lease liability payments	(761)	(764)	(784)	(1,525)	(1,511)
Proceeds from long-term financing	1,170	67	1,155	1,237	1,209
Repayments of long-term financing	(21)	(845)	(848)	(866)	(2,214)
Net increase (decrease) in short-term debt	(2,726)	3,112	39	386	(86)
Issue of perpetual hybrid bonds	-	-	-	-	500
Redemption of perpetual hybrid bonds(a)	(2,855)	-	-	(2,855)	-
Payments relating to perpetual hybrid bonds	(293)	(237)	(332)	(530)	(604)
Payments relating to transactions involving non-controlling interests (Other interest)	-	(13)	-	(13)	-
Receipts relating to transactions involving non-controlling interests (Other interest)	1	-	965	1	965
Dividends paid - bp shareholders	(1,302)	(1,278)	(1,238)	(2,580)	(2,495)
- non-controlling interests	(206)	(175)	(127)	(381)	(201)
Net cash provided by (used in) financing activities	(6,993)	(695)	(2,233)	(7,688)	(7,347)
Currency translation differences relating to cash and cash equivalents	49	(109)	193	(60)	299
Increase (decrease) in cash and cash equivalents	1,468	(941)	1,299	527	(4,139)
Cash and cash equivalents at beginning of period(b)	35,717	36,658	33,831	36,658	39,269
Cash and cash equivalents at end of period(c)	37,185	35,717	35,130	37,185	35,130

(a) See Condensed group statement of changes in equity - footnote (a) for further information.
(b) First quarter and first half 2026 include the impact of initial adoption of amendments to IFRS 9 'Financial Instruments'. See note 1.
(c) Second quarter and first half 2026 include $17 million (first quarter 2026 $24 million, second quarter and first half 2025 $63 million) of cash and cash equivalents classified as assets held for sale in the group balance sheet.

Notes
Note 1. Basis of preparation
The interim financial information included in this report has been prepared in accordance with IAS 34 'Interim Financial Reporting'.
The results for the interim periods presented herein are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2025 included in bp Annual Report and Form 20-F 2025.
The directors consider it appropriate to adopt the going concern basis of accounting in preparing these interim financial statements.
bp prepares its consolidated financial statements included within bp Annual Report and Form 20-F on the basis of United Kingdom adopted international accounting standards and IFRS Accounting Standards® (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU), and in accordance with the provisions of the UK Companies Act 2006 as applicable to companies reporting under international accounting standards. IFRS as adopted by the UK does not differ from IFRS as adopted by the EU. IFRS as adopted by the UK and EU differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the group's consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing bp Annual Report and Form 20-F 2026, which are the same as those used in preparing bp Annual Report and Form 20-F 2025.
New standards and amendments to IFRS
On 1 January 2026, bp adopted the amendments to IFRS 9 'Financial Instruments' relating to the settlement of liabilities through electronic payment systems using the modified retrospective approach. The impact to the interim financial information upon transition was a $34 million increase to cash and cash equivalents.

Significant accounting judgements and estimates
bp's significant accounting judgements and estimates were disclosed in bp Annual Report and Form 20-F 2025. These have been subsequently considered at the end of this quarter to determine if any changes were required to those judgements and estimates.
Considerations in respect of ongoing geopolitical instability in the Middle East and impact on the economic environment
The impact of ongoing geopolitical instability in the Middle East and the associated economic developments have been considered for the basis of preparation for the interim financial information. Such factors include the economic effect of price volatility, supply disruptions in the region, operability of producing assets and discount rates.
Impairment testing assumptions
As a result of ongoing geopolitical instability in the Middle East and the related economic impact, the group's value-in-use impairment testing price assumptions for Brent oil and Henry Hub gas were revised during the second quarter from those disclosed in the bp Annual Report and Form 20-F 2025, and also revised since the first quarter 2026. The group has updated its estimate of Brent oil prices to $80/bbl (previously $70/bbl) and Henry Hub gas prices to $3.34/mmBtu (previously $3.80/mmBtu) in real 2024 terms on an average basis for the full year 2026. With reference to the Brent price, this estimate assumes that the ongoing supply disruptions resulting from geopolitical instability in the Middle East resolve before the year end 2026. With regard to the Henry Hub gas price assumption, the price decrease is based on an expectation of oversupply in 2026 in the US domestic market, partly offset by supply disruption. No material impairment or reversal of impairment arose in the second quarter 2026 and half year 2026 interim periods as a result of the changes to these commodity price assumptions. The post-tax discount rate used for value-in-use impairment testing of assets other than certain low carbon energy assets was maintained at 8% (31 December 2025 8%).
Segmentation
Reportable segments for external financial reporting will remain Oil production & operations, Gas & low carbon energy and Customers & products until 31 December 2026, as the financial reporting aspects of the new segment model announced on 9 June 2026 will take time to implement. Until the new reporting segments take effect from the financial year beginning 1 January 2027, decisions about resource allocation and performance assessment of segments will continue to be made on the existing segmental internal reporting regularly reviewed by the chief operating decision maker.

Note 2. Non-current assets held for sale
The carrying amount of assets classified as held for sale at 30 June 2026 is $5,791 million, with associated liabilities of $2,084 million.
Gas & low carbon energy
On 24 October 2024, bp completed the acquisition of the remaining 50.03% of Lightsource bp. The acquisition included certain assets for which sales processes were in progress at the acquisition date. The sales of these assets are expected to complete in 2026. The carrying amount of assets classified as held for sale at 30 June 2026 is $789 million, with associated liabilities of $496 million.
Customers & products
On 18 March 2026, bp agreed with the Klesch Group to divest its 100% interest in the Gelsenkirchen refinery and associated assets. The carrying amount of assets classified as held for sale at 30 June 2026 is $549 million, with associated liabilities of $1,260 million. Working capital balances, including inventory, as at completion will be transferred to the buyer. The transaction completed on 31 July 2026.
On 24 December 2025, bp announced an agreement with Stonepeak to divest a 65% shareholding in the Castrol business with bp retaining a 35% interest through a holding in a newly incorporated entity. Cash proceeds are estimated at $6 billion. The transaction is expected to complete by the end of 2026, subject to regulatory approvals. The carrying amount of assets classified as held for sale at 30 June 2026 is $4,453 million including $2,713 million of goodwill that arose on the acquisition of Castrol in 2000, with associated liabilities of $328 million. Net working capital has not been classified as assets and associated liabilities held for sale. The working capital balances, including inventory, as at completion will be transferred to the buyer. The shares to be held by Stonepeak after the transaction closes are subject to preferred distributions, the effect of which is that bp does not expect to recognize income or dividends from the investment in the short to medium term.

Note 3. Impairment and losses on sale of businesses and fixed assets
Net impairment charges and losses on sale of businesses and fixed assets for the second quarter and half year were $1,100 million and $1,689 million respectively, compared with net charges of $1,157 million and $1,660 million for the same periods in 2025 and include net impairment charges for the second quarter and half year of $888 million and $1,248 million respectively, compared with net impairment charges of $1,130 million and $1,561 million for the same periods in 2025.
Gas & low carbon energy
Second quarter and half year 2026 impairments includes a net impairment charge of $680 million and $525 million respectively, primarily related to the group's transition businesses, compared with net charges of $431 million and $746 million for the same periods in 2025 in the gas & low carbon energy segment.
Oil production & operations
Second quarter and half year 2026 impairments includes a net impairment charge of $107 million and $255 million respectively, compared with net charges of $326 million and $336 million for the same periods in 2025 in the oil production & operations segment.
Customers & products
Second quarter and half year 2026 impairments includes a net impairment charge of $101 million and $225 million respectively, compared with net charges of $373 million and $477 million for the same periods in 2025 in the customers & products segment.

Note 4. Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation
	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2026	2026	2025	2026	2025
gas & low carbon energy	1,564	1,054	1,047	2,618	2,405
oil production & operations	3,397	1,655	1,916	5,052	4,704
customers & products	5,100	2,452	972	7,552	1,075
other businesses & corporate	(250)	(855)	645	(1,105)	623
	9,811	4,306	4,580	14,117	8,807
Consolidation adjustment - UPII*	-	21	30	21	43
RC profit (loss) before interest and tax	9,811	4,327	4,610	14,138	8,850
Inventory holding gains (losses)*
gas & low carbon energy	-	-	-	-	-
oil production & operations	(1)	7	(2)	6	5
customers & products	(869)	4,152	(552)	3,283	(400)
Profit (loss) before interest and tax	8,941	8,486	4,056	17,427	8,455
Finance costs	1,175	1,175	1,229	2,350	2,550
Net finance expense/(income) relating to pensions and other post-employment benefits	(55)	(54)	(56)	(109)	(108)
Profit (loss) before taxation	7,821	7,365	2,883	15,186	6,013

RC profit (loss) before interest and tax*
US	3,727	1,521	1,417	5,248	2,950
Non-US	6,084	2,806	3,193	8,890	5,900
	9,811	4,327	4,610	14,138	8,850

Note 5. Sales and other operating revenues
	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2026	2026	2025	2026	2025
By segment
gas & low carbon energy	11,675	9,447	9,172	21,122	19,950
oil production & operations	7,813	5,952	6,053	13,765	12,555
customers & products	57,159	42,961	37,449	100,120	73,612
other businesses & corporate	739	561	539	1,300	1,023
	77,386	58,921	53,213	136,307	107,140

Less: sales and other operating revenues between segments
gas & low carbon energy	808	347	337	1,155	1,068
oil production & operations	7,289	5,600	5,818	12,889	11,636
customers & products	(293)	475	(55)	182	(13)
other businesses & corporate	477	244	486	721	917
	8,281	6,666	6,586	14,947	13,608

External sales and other operating revenues
gas & low carbon energy	10,867	9,100	8,835	19,967	18,882
oil production & operations	524	352	235	876	919
customers & products	57,452	42,486	37,504	99,938	73,625
other businesses & corporate	262	317	53	579	106
Total sales and other operating revenues	69,105	52,255	46,627	121,360	93,532

By geographical area
US	25,125	19,476	18,890	44,601	37,979
Non-US	57,019	42,577	36,233	99,596	71,934
	82,144	62,053	55,123	144,197	109,913
Less: sales and other operating revenues between areas	13,039	9,798	8,496	22,837	16,381
	69,105	52,255	46,627	121,360	93,532

Revenues from contracts with customers
Sales and other operating revenues include the following in relation to revenues from contracts with customers:
Crude oil	402	333	421	735	836
Oil products	43,549	29,851	28,572	73,400	55,734
Natural gas, LNG and NGLs	8,523	6,637	6,049	15,160	13,312
Non-oil products and other revenues from contracts with customers	3,721	3,695	3,697	7,416	7,330
Revenue from contracts with customers	56,195	40,516	38,739	96,711	77,212
Other operating revenues(a)	12,910	11,739	7,888	24,649	16,320
Total sales and other operating revenues	69,105	52,255	46,627	121,360	93,532

(a) Principally relates to commodity derivative transactions including sales of bp own production in trading books.

Note 6. Depreciation, depletion and amortization
	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2026	2026	2025	2026	2025
Total depreciation, depletion and amortization by segment
gas & low carbon energy	1,139	1,186	1,407	2,325	2,573
oil production & operations	1,754	2,009	1,933	3,763	3,720
customers & products	1,002	964	1,060	1,966	2,045
other businesses & corporate	254	251	241	505	486
	4,149	4,410	4,641	8,559	8,824
Total depreciation, depletion and amortization by geographical area
US	1,721	1,879	1,897	3,600	3,633
Non-US	2,428	2,531	2,744	4,959	5,191
	4,149	4,410	4,641	8,559	8,824

Note 7. Earnings per share and shares in issue
Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.
The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.
For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2026	2026	2025	2026	2025
Results for the period
Profit (loss) for the period attributable to bp shareholders	3,911	3,842	1,629	7,753	2,316
Less: preference dividend	1	-	1	1	1
Less: (gain) loss on redemption of perpetual hybrid bonds(a)	65	-	-	65	-
Profit (loss) attributable to bp ordinary shareholders	3,845	3,842	1,628	7,687	2,315

Number of shares (thousand)(b)
Basic weighted average number of shares outstanding	15,522,233	15,471,646	15,645,561	15,496,928	15,711,554
ADS equivalent(c)	2,587,038	2,578,607	2,607,593	2,582,821	2,618,592

Weighted average number of shares outstanding used to calculate diluted earnings per share	15,667,335	15,662,113	15,854,588	15,691,289	16,026,670
ADS equivalent(c)	2,611,222	2,610,352	2,642,431	2,615,214	2,671,111

Shares in issue at period-end	15,546,713	15,496,882	15,596,112	15,546,713	15,596,112
ADS equivalent(c)	2,591,118	2,582,813	2,599,352	2,591,118	2,599,352
(a) See Condensed group statement of changes in equity - footnote (a) for further information.
(b) Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.
(c) One ADS is equivalent to six ordinary shares.

Note 8. Dividends

Dividends payable
bp today announced an interim dividend of 8.660 cents per ordinary share which is expected to be paid on 18 September 2026 to ordinary shareholders and American Depositary Share (ADS) holders on the register on 14 August 2026. The ex-dividend date will be 13 August 2026 for ordinary shareholders and 14 August 2026 for ADS holders. The corresponding amount in sterling is due to be announced on 8 September 2026, calculated based on the average of the market exchange rates over three dealing days between 2 September 2026 and 4 September 2026. Holders of ADSs are expected to receive $0.5196 per ADS (less applicable fees). The board has decided not to offer a scrip dividend alternative in respect of the second quarter 2026 dividend. Ordinary shareholders and ADS holders (subject to certain exceptions) will be able to participate in a dividend reinvestment programme. Details of the second quarter dividend and timetable are available at bp.com/dividends and further details of the dividend reinvestment programmes are available at bp.com/drip.

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
	2026	2026	2025	2026	2025
Dividends paid per ordinary share
cents	8.320	8.320	8.000	16.640	16.000
pence	6.184	6.226	5.899	12.410	12.075
Dividends paid per ADS (cents)	49.92	49.92	48.00	99.84	96.00

Note 9. Net debt
	30 June	31 March	30 June
$ million	2026	2026	2025
Finance debt(a)	58,337	59,821	60,346
Fair value (asset) liability of hedges related to finance debt(b)	1,082	1,181	764
	59,419	61,002	61,110
Less: cash and cash equivalents	37,168	35,693	35,067
Net debt(c)	22,251	25,309	26,043
Total equity	76,420	76,961	79,780
Gearing	22.6%	24.7%	24.6%

(a) The fair value of finance debt at 30 June 2026 was $54,869 million (31 March 2026 $56,331 million, 30 June 2025 $57,135 million).
(b) Derivative financial instruments entered into for the purpose of managing foreign currency exchange risk associated with net debt with a fair value liability position of $105 million at 30 June 2026 (first quarter 2026 liability of $101 million and second quarter 2025 liability of $96 million) are not included in the calculation of net debt shown above as hedge accounting is not applied for these instruments.
(c) Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement.

Note 10. Statutory accounts
The financial information shown in this publication, which was approved by the Board of Directors on 3 August 2026, is unaudited and does not constitute statutory financial statements. Audited financial information will be published in bp Annual Report and Form 20-F 2026. bp Annual Report and Form 20-F 2025 has been filed with the Registrar of Companies in England and Wales. The report of the auditor on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under section 498(2) or section 498(3) of the UK Companies Act 2006.

Additional information
Capital expenditure
Capital expenditure is a measure that provides useful information to understand how bp's management allocates resources including the investment of funds in projects which expand the group's activities through acquisition.

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2026	2026	2025	2026	2025
Capital expenditure
Organic capital expenditure*	3,086	3,276	3,321	6,362	6,761
Inorganic capital expenditure*	-	14	40	14	223
	3,086	3,290	3,361	6,376	6,984

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2026	2026	2025	2026	2025
Capital expenditure by segment
gas & low carbon energy	776	695	790	1,471	1,693
oil production & operations	1,733	1,891	1,706	3,624	3,402
customers & products	538	657	797	1,195	1,740
other businesses & corporate	39	47	68	86	149
	3,086	3,290	3,361	6,376	6,984
Capital expenditure by geographical area
US	1,423	1,602	1,576	3,025	3,009
Non-US	1,663	1,688	1,785	3,351	3,975
	3,086	3,290	3,361	6,376	6,984

Adjusting items*
Adjusting items are items that management considers to be important to period-on-period analysis of the group's results and are disclosed in order to enable investors to better understand and evaluate the group's reported financial performance. Adjusting items are used as a reconciling adjustment to derive underlying RC profit or loss and related underlying measures which are non-IFRS measures.
	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2026	2026	2025	2026	2025
gas & low carbon energy
Gains on sale of businesses and fixed assets	7	1	69	8	68
Net impairment and losses on sale of businesses and fixed assets	(687)	(56)	(439)	(743)	(805)
Environmental and related provisions	-	-	-	-	-
Restructuring, integration and rationalization costs	(9)	(13)	3	(22)	(11)
Fair value accounting effects(a)(b)	205	(273)	18	(68)	686
Other	(74)	59	(66)	(15)	8
	(558)	(282)	(415)	(840)	(54)
oil production & operations
Gains on sale of businesses and fixed assets	5	67	196	72	205
Net impairment and losses on sale of businesses and fixed assets	(108)	(155)	(330)	(263)	(345)
Environmental and related provisions	(42)	(170)	(55)	(212)	(86)
Restructuring, integration and rationalization costs	(9)	(66)	(46)	(75)	(87)
Fair value accounting effects	-	-	-	-	-
Other	(30)	(2)	(111)	(32)	(140)
	(184)	(326)	(346)	(510)	(453)
customers & products
Gains on sale of businesses and fixed assets	4	33	16	37	19
Net impairment and losses on sale of businesses and fixed assets	(306)	(134)	(389)	(440)	(503)
Environmental and related provisions	-	(3)	(1)	(3)	(1)
Restructuring, integration and rationalization costs	(40)	(60)	(86)	(100)	(177)
Fair value accounting effects(b)	641	(593)	(201)	48	(283)
Other	(153)	6	100	(147)	(190)
	146	(751)	(561)	(605)	(1,135)
other businesses & corporate
Gains on sale of businesses and fixed assets	-	1	-	1	-
Net impairment and losses on sale of businesses and fixed assets	1	(244)	-	(243)	(5)
Environmental and related provisions	(21)	-	(18)	(21)	(90)
Restructuring, integration and rationalization costs	(5)	(110)	(39)	(115)	(237)
Fair value accounting effects(b)	114	(218)	740	(104)	1,109
Gulf of America oil spill	-	(4)	(9)	(4)	(18)
Other	6	(8)	9	(2)	19
	95	(583)	683	(488)	778
Total before interest and taxation	(501)	(1,942)	(639)	(2,443)	(864)
Finance costs(c)	(67)	(74)	(78)	(141)	(265)
Total before taxation	(568)	(2,016)	(717)	(2,584)	(1,129)
Taxation on adjusting items(d)(e)	(439)	(520)	400	(959)	539
Taxation - tax rate change effect(f)	(97)	-	-	(97)	(539)
Total after taxation for period	(1,104)	(2,536)	(317)	(3,640)	(1,129)

(a) Under IFRS bp marks-to-market the value of the hedges used to risk-manage LNG contracts, but not the contracts themselves, resulting in a mismatch in accounting treatment. The fair value accounting effect includes the change in value of LNG contracts that are being risk managed, and the underlying result reflects how bp risk-manages its LNG contracts.
(b) For further information, including the nature of fair value accounting effects reported in each segment, see pages 4, 7 and 35.
(c) Includes the unwinding of discounting effects relating to Gulf of America oil spill payables, the income statement impact of temporary valuation differences related to the group's interest rate and foreign currency exchange risk management associated with finance debt, and the unwinding of discounting effects relating to certain onerous contract provisions.
(d) Includes certain foreign exchange effects on tax as adjusting items. These amounts represent the impact of: (i) foreign exchange on deferred tax balances arising from the conversion of local currency tax base amounts into functional currency, and (ii) taxable gains and losses from the retranslation of US dollar-denominated intra-group loans to local currency.
(e) Second quarter 2026 and first quarter 2026 include the impact of the reassessment of the recognition of deferred tax assets.
(f) Second quarter 2026 and first half 2025 include revisions to the deferred tax impact of the introduction of the UK Energy Profits Levy (EPL) on temporary differences existing at the opening balance sheet date. The EPL increases the headline rate of tax on taxable profits from bp's North Sea business to 78%. In the first quarter 2025 a two-year extension of the EPL to 31 March 2030 was substantively enacted.

Net debt including leases*
Gearing including leases and net debt including leases are non-IFRS measures that provide the impact of the group's lease portfolio on net debt and gearing.
Net debt including leases	30 June	31 March	30 June
$ million	2026	2026	2025
Net debt*	22,251	25,309	26,043
Lease liabilities	14,356	14,357	14,636
Net partner (receivable) payable for leases entered into on behalf of joint operations	(1,040)	(1,072)	(1,030)
Net debt including leases	35,567	38,594	39,649
Total equity	76,420	76,961	79,780
Gearing including leases*	31.8%	33.4%	33.2%

Gulf of America oil spill
	30 June	31 December
$ million	2026	2025
Gulf of America oil spill payables and provisions	(5,878)	(7,256)
Of which - current	(1,120)	(1,522)

Deferred tax asset	877	1,110
During the second quarter pre-tax payments of $1,129 million were made relating to the 2016 consent decree and settlement agreement with the United States and the five Gulf coast states. Payables and provisions presented in the table above reflect the latest estimate for the remaining costs associated with the Gulf of America oil spill. Where amounts have been provided on an estimated basis, the amounts ultimately payable may differ from the amounts provided and the timing of payments is uncertain. Further information relating to the Gulf of America oil spill, including information on the nature and expected timing of payments relating to provisions and other payables, is provided in bp Annual Report and Form 20-F 2025 - Financial statements - Notes 7, 22, 23, 29, and 33.

Working capital* reconciliation
Change in working capital adjusted for inventory holding gains/losses*, fair value accounting effects* relating to subsidiaries and other adjusting items is a non-IFRS measure. It represents what would have been reported as movements in inventories and other current and non-current assets and liabilities, if the starting point in determining net cash provided by operating activities had been underlying replacement cost profit rather than profit for the period.
	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2026	2026	2025	2026	2025
Movements in inventories and other current and non-current assets and liabilities as per condensed group cash flow statement(a)	(2,675)	(10,542)	(2,030)	(13,217)	(7,099)
Adjusted for inventory holding gains (losses) (Note 4)	(870)	4,159	(554)	3,289	(395)
Adjusted for fair value accounting effects relating to subsidiaries	906	(1,101)	554	(195)	1,513
Other adjusting items(b)	1,623	1,454	646	3,077	1,247
Working capital release (build) after adjusting for net inventory holding gains (losses), fair value accounting effects and other adjusting items	(1,016)	(6,030)	(1,384)	(7,046)	(4,734)
(a) The movement in working capital includes outflows relating to the Gulf of America oil spill on a pre-tax basis of $1,129 million in the second quarter 2026 (first quarter 2026 $396 million, second quarter 2025 $1,129 million).
(b) Other adjusting items relate to the non-cash movement of US emissions obligations carried as a provision that will be settled by allowances held as inventory.

Underlying operating expenditure* reconciliation
Underlying operating expenditure is a non-IFRS measure and a subset of production and manufacturing expenses plus distribution and administration expenses and excludes costs that are classified as adjusting items. It represents the majority of the remaining expenses in these line items but excludes certain costs that are variable, primarily with volumes (such as freight costs).
Management believes that underlying operating expenditure is a performance measure that provides investors with useful information regarding the company's financial performance because it considers these expenses to be the principal operating and overhead expenses that are most directly under their control although they also include certain foreign exchange and commodity price effects.
	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2026	2026	2025	2026	2025
From group income statement
Production and manufacturing expenses	8,954	8,537	6,153	17,491	12,267
Distribution and administration expenses	4,610	4,626	4,242	9,236	8,653
	13,564	13,163	10,395	26,727	20,920
Less certain variable costs:
Transportation and shipping costs	3,772	3,083	2,634	6,855	5,080
Environmental costs	2,917	2,399	1,630	5,316	2,967
Marketing and distribution costs	724	767	421	1,491	848
Commission, storage and handling costs	423	399	405	822	771
Other variable costs and non-cash costs	253	503	435	756	732
Certain variable costs and non-cash costs	8,089	7,151	5,525	15,240	10,398

Adjusted operating expenditure*	5,475	6,012	4,870	11,487	10,522
Less certain adjusting items*:
Gulf of America oil spill	-	4	9	4	18
Environmental and related provisions	63	173	74	236	177
Restructuring, integration and rationalization costs	63	249	168	312	512
Fair value accounting effects - derivative instruments relating to the hybrid bonds	(114)	218	(740)	104	(1,109)
Other certain adjusting items	130	(1)	(98)	129	163
Certain adjusting items	142	643	(587)	785	(239)

Underlying operating expenditure	5,333	5,369	5,457	10,702	10,761

(Decrease) increase in underlying operating expenditure				(59)
Of which:
Structural cost reduction*				(782)
Increase/(decrease) in underlying operating expenditure due to inflation, exchange movements, portfolio changes and growth				723

Structural cost reduction at 30 June 2026 since 2023
Structural cost reduction in 2024 and 2025				(2,761)
Structural cost reduction in the first half 2026				(782)
Cumulative structural cost reduction				(3,543)

Reconciliation of customers & products RC profit before interest and tax to underlying RC profit before interest and tax* to adjusted EBITDA* by business
	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2026	2026	2025	2026	2025
RC profit before interest and tax for customers & products	5,100	2,452	972	7,552	1,075
Less: Adjusting items* gains (charges)	146	(751)	(561)	(605)	(1,135)
Underlying RC profit before interest and tax for customers & products	4,954	3,203	1,533	8,157	2,210
By business:
customers - convenience & mobility	1,771	1,009	1,056	2,780	1,720
Castrol - included in customers	429	346	245	775	483
products - refining & trading	3,183	2,194	477	5,377	490

Add back: Depreciation, depletion and amortization	1,002	964	1,060	1,966	2,045
By business:
customers - convenience & mobility	569	532	642	1,101	1,209
Castrol - included in customers	-	-	50	-	96
products - refining & trading	433	432	418	865	836

Adjusted EBITDA for customers & products	5,956	4,167	2,593	10,123	4,255
By business:
customers - convenience & mobility	2,340	1,541	1,698	3,881	2,929
Castrol - included in customers	429	346	295	775	579
products - refining & trading	3,616	2,626	895	6,242	1,326

Realizations and marker prices
	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
	2026	2026	2025	2026	2025
Average realizations(a)
Liquids(b) ($/bbl)
US	76.03	51.20	53.39	63.20	57.54
Europe	97.49	85.35	64.62	90.58	70.09
Rest of World	95.39	68.74	69.69	82.60	72.09
bp average	85.14	60.43	60.16	72.61	63.88
Natural gas ($/mcf)
US	1.72	3.36	2.52	2.51	2.82
Europe	17.25	8.76	13.06	12.52	14.81
Rest of World	8.03	6.30	6.50	7.14	6.86
bp average	5.89	5.37	5.56	5.62	5.97
Total hydrocarbons ($/boe)
US	48.47	38.91	39.51	43.65	42.77
Europe	97.85	80.66	68.02	88.09	74.91
Rest of World	64.34	47.28	48.44	55.77	50.82
bp average	58.62	45.26	45.84	51.86	48.95
Average oil marker prices ($/bbl)
Brent	103.85	81.13	67.88	92.31	71.87
West Texas Intermediate	93.11	72.73	63.81	83.00	67.60
Western Canadian Select	72.86	57.22	53.16	64.98	55.74
Alaska North Slope	103.05	77.55	68.82	90.40	72.30
Average natural gas marker prices
Henry Hub gas price(c) ($/mmBtu)	2.90	5.05	3.44	3.98	3.55
UK Gas - National Balancing Point (p/therm)	112.39	100.85	84.53	106.53	100.47

(a) Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
(b) Liquids comprises crude oil, condensate and natural gas liquids.
(c) Henry Hub First of Month Index.

Exchange rates
	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
	2026	2026	2025	2026	2025
$/£ average rate for the period	1.34	1.35	1.34	1.35	1.30
$/£ period-end rate	1.32	1.32	1.37	1.32	1.37

$/€ average rate for the period	1.16	1.17	1.13	1.17	1.09
$/€ period-end rate	1.14	1.15	1.17	1.14	1.17

$/AUD average rate for the period	0.71	0.69	0.64	0.70	0.63
$/AUD period-end rate	0.69	0.68	0.65	0.69	0.65

Principal risks and uncertainties
The principal risks and uncertainties affecting bp are described in the Principal risks and uncertainties (Risk factors) section of bp Annual Report and Form 20-F 2025 (pages 62-66) and are summarized below.
There are no material changes expected in those risk factors for the remaining six months of the financial year.
The risks and uncertainties summarized below, separately or in combination, could have a material adverse effect on the implementation of our strategy, business, financial performance, results of operations, cash flows, liquidity, prospects, shareholder value and returns, and reputation.

Strategic and commercial risks
●    Commodity prices and market environment - our financial performance is impacted by fluctuations in the prices of oil, natural gas, refined products, and emerging energy commodities due to factors such as volatile energy markets, exchange rates, or structural shifts in demand and supply, policy, or trade (such as carbon pricing or LNG flows).
●    Accessing and producing hydrocarbon resources - failure to adequately access, develop or sustain production of hydrocarbon resources may result in delivery delays, missed strategic targets and adversely impact our financial performance and undermine our reputation.
●    Major project delivery - failure to invest in the best opportunities or deliver major projects successfully could adversely affect our financial performance and long-term competitiveness.
●    Geopolitical exposure - the diverse locations of our business activities and operations around the world expose us to a wide range of geopolitical developments (including sanctions, trade route restrictions, civil unrest, conflict, or government intervention).
●    Liquidity, capital access and financial resilience - external market conditions can impact our ability to maintain liquidity, credit strength, or access to capital markets which could impair our ability to operate, meet financial commitments, or deliver our strategy.
●    Partner and third-party risk - the performance, standards, or compliance of non-operated joint ventures, strategic partners, contractors, sub-contractors, or other third parties could expose bp to legal, operational, financial, or reputational harm.
●    Digital, cyber security and data risk - increasing reliance on digital infrastructure, growing AI adoption, and evolving cyber threats exposes bp and our third-party suppliers and contractors to data loss, infrastructure failures, or system compromise which could result in operational disruption, regulatory breaches, significant fines and reputational harm.
●    Climate change and the transition to a lower carbon economy - developments in policy, law, regulation, technology and markets, including societal and investor sentiment, related to the issue of climate change and the transition to a lower carbon economy could increase costs, reduce revenues, constrain our operations and affect our business plans and financial performance.
●    Competitiveness - failure to maintain a competitive strategy, underpinned by a strong portfolio of assets, cost performance, innovative technology, projects and long-term growth opportunities, could negatively impact our investors' confidence in our ability to grow long-term shareholder value and returns.
●    Talent, leadership and organizational capability - failure to retain, develop, and attract the talent, leadership, capabilities and behaviours required to deliver our strategy could weaken performance, culture, and long-term value creation.
Safety and operational risks
●    Process safety, personal safety, and environmental risks - bp's operations and business activities are exposed to a wide range of safety, operational integrity, and environmental risks - particularly under growing complexity and delivery intensity - which could result in major incidents that harm people or the environment, disrupted operations, damage to bp's reputation, legal liability, undermine our financial standing or threaten our licence to operate.
●    Security - hostile acts such as terrorism, civil unrest, armed conflict, sabotage, activism, piracy, insider threats, workplace violence, cyber-enabled physical attacks, or threats to personnel security such as kidnapping or detention could harm our people, disrupt operations, compromise critical assets, or damage our reputation.
●    Product quality - failure to supply products to customers, meet technical specifications or regulatory standards could lead to harm, operational disruption, reputational damage, or legal and financial consequences.
Compliance and control risks
●    Legal, regulatory and ethical compliance - ethical misconduct, non-compliance with law and regulation or changes in law and regulation could increase costs, constrain our operations and affect our strategy, business plans and financial performance. Incidents of ethical misconduct or non-compliance could also damage our reputation and result in litigation, regulatory action, penalties and potentially affect our licence to operate.
●    Financial and physical commodity trading activities - we undertake physical and financial trading across global commodity and financial markets. Risk associated with our trading activities could arise from a failure to maintain robust oversight, controls, and disciplined execution in our trading activities which could result in business disruption, financial loss, regulatory action, or reputational damage.
●    Integrity of financial and non-financial reporting - failure to maintain integrity in financial and non-financial reporting may result in material misstatement or regulatory breach, which could lead to regulatory action, legal liability and reputational damage.

Legal proceedings
For a full discussion of the group's material legal proceedings, see pages 236-237 of bp Annual Report and Form 20-F 2025.

Glossary
Non-IFRS measures are provided for investors because they are closely tracked by management to evaluate bp's operating performance and to make financial, strategic and operating decisions. Non-IFRS measures are sometimes referred to as alternative performance measures.
Adjusted EBITDA is a non-IFRS measure presented for bp's operating segments and is defined as replacement cost (RC) profit before interest and tax, adjusting for net adjusting items* before interest and tax, and adding back depreciation, depletion and amortization and exploration write-offs (net of adjusting items). Adjusted EBITDA by business is a further analysis of adjusted EBITDA for the customers & products businesses. bp believes it is helpful to disclose adjusted EBITDA by operating segment and by business because it reflects how the segments measure underlying business delivery. The nearest equivalent measure on an IFRS basis for the segment is RC profit or loss before interest and tax, which is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS. A reconciliation to IFRS information is provided on page 31 for the customers & products businesses.
Adjusted operating expenditure is a non-IFRS measure and a subset of production and manufacturing expenses plus distribution and administration expenses. It represents the majority of the remaining expenses in these line items but excludes certain costs that are variable, primarily with volumes (such as freight costs). Other variable costs are included in purchases in the income statement. Management believes that adjusted operating expenditure is a performance measure that provides investors with useful information regarding the company's financial performance because it considers these expenses to be the principal operating and overhead expenses that are most directly under their control although they also include certain adjusting items*, foreign exchange and commodity price effects. The nearest IFRS measures are production and manufacturing expenses and distributions and administration expenses. A reconciliation of production and manufacturing expenses plus distribution and administration expenses to adjusted operating expenditure is provided on page 30.
Adjusting items are items that bp discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers to be important to period-on-period analysis of the group's results and are disclosed in order to enable investors to better understand and evaluate the group's reported financial performance. Adjusting items include gains and losses on the sale of businesses and fixed assets, impairments, environmental and related provisions and charges, restructuring, integration and rationalization costs, fair value accounting effects and costs relating to the Gulf of America oil spill and other items. Adjusting items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. Adjusting items are used as a reconciling adjustment to derive underlying RC profit or loss and related underlying measures which are non-IFRS measures. An analysis of adjusting items by segment and type is shown on page 28.
Capital expenditure is total cash capital expenditure as stated in the condensed group cash flow statement. Capital expenditure for the operating segments, gas & low carbon energy businesses and customers & products businesses is presented on the same basis.
CMU Cash Flow and ROACE Targets are the following targets first announced by bp on 26 February 2025: (i) bp's target for adjusted free cash flow compound annual growth of greater than 20% from 2024-2027; and (ii) bp's target for group ROACE above 16% in 2027.
●    Adjusted free cash flow is a non-IFRS measure and defined as operating cash flow excluding working capital (after adjusting for inventory holding gains/losses, fair value accounting effects and other adjusting items) less cash capital expenditure.
●    ROACE is a non-IFRS measure and is defined as underlying replacement cost profit after adding back non-controlling interest and interest expense net of tax, divided by the average of the beginning and ending balances of total equity plus finance debt excluding cash and cash equivalents and goodwill as presented on the group balance sheet over the periods. Interest expense before tax is finance costs as presented on the group income statement, excluding lease interest, the unwinding of the discount on provisions and other payables and other adjusting items reported in finance costs.
Consolidation adjustment - UPII is unrealized profit in inventory arising on inter-segment transactions.
Divestment proceeds are disposal proceeds as per the condensed group cash flow statement.

Glossary (continued)
Fair value accounting effects are non-IFRS adjustments to our IFRS profit (loss). They reflect the difference between the way bp manages the economic exposure and internally measures performance of certain activities and the way those activities are measured under IFRS. Fair value accounting effects are included within adjusting items. They relate to certain of the group's commodity, interest rate and currency risk exposures as detailed below. Other than as noted below, the fair value accounting effects described are reported in both the gas & low carbon energy and customer & products segments.
bp uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in the income statement. This is because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness-testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories, other than net realizable value provisions, are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.
bp enters into physical commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of bp's gas production. Under IFRS these physical contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.
IFRS require that inventory held for trading is recorded at its fair value using period-end spot prices, whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices, resulting in measurement differences.
bp enters into contracts for pipelines and other transportation, storage capacity, oil and gas processing, liquefied natural gas (LNG) and certain gas and power contracts that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments that are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.
The way that bp manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. bp calculates this difference for consolidated entities by comparing the IFRS result with management's internal measure of performance. We believe that disclosing management's estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole.
These include:
●    Under management's internal measure of performance the inventory, transportation and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period.
●    Fair value accounting effects also include changes in the fair value of the near-term portions of LNG contracts that fall within bp's risk management framework. LNG contracts are not considered derivatives, because there is insufficient market liquidity, and they are therefore accrual accounted under IFRS. However, oil and natural gas derivative financial instruments used to risk manage the near-term portions of the LNG contracts are fair valued under IFRS. The fair value accounting effect, which is reported in the gas and low carbon energy segment, represents the change in value of LNG contracts that are being risk managed and which is reflected in the underlying result, but not in reported earnings. Management believes that this gives a better representation of performance in each period.
Furthermore, the fair values of derivative instruments used to risk manage certain other oil, gas, power and other contracts, are deferred to match with the underlying exposure. The commodity contracts for business requirements are accounted for on an accruals basis.
In addition, fair value accounting effects include changes in the fair value of derivatives entered into by the group to manage currency exposure and interest rate risks relating to hybrid bonds to their respective first call periods. The hybrid bonds which are classified as equity instruments were recorded in the balance sheet at their issuance date at their USD equivalent issued value. Under IFRS these equity instruments are not remeasured from period to period, and do not qualify for application of hedge accounting. The derivative instruments relating to the hybrid bonds, however, are required to be recorded at fair value with mark to market gains and losses recognized in the income statement. Therefore, measurement differences in relation to the recognition of gains and losses occur. The fair value accounting effect, which is reported in the other businesses & corporate segment, eliminates the fair value gains and losses of these derivative financial instruments that are recognized in the income statement. We believe that this gives a better representation of performance, by more appropriately reflecting the economic effect of these risk management activities, in each period.
Glossary (continued)
Gas & low carbon energy segment comprises our gas and low carbon businesses. Our gas business includes regions with upstream activities that predominantly produce natural gas, gas trading and our Archaea Energy business. Our low carbon business includes solar, offshore wind, hydrogen and CCS, and power trading, and until December 2025 also included onshore wind. Power trading and marketing includes trading of both renewable and non-renewable power.
Gearing and gearing including leases are non-IFRS measures. See Net debt or net debt including leases below.
Hydrocarbons - Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
Inorganic capital expenditure is a subset of capital expenditure on a cash basis and a non-IFRS measure. Inorganic capital expenditure comprises consideration in business combinations and certain other significant investments made by the group. It is reported on a cash basis. bp believes that this measure provides useful information as it allows investors to understand how bp's management invests funds in projects which expand the group's activities through acquisition. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis. Further information and a reconciliation to IFRS information is provided on page 27.
Inventory holding gains and losses are non-IFRS adjustments to our IFRS profit (loss) and represent:
●    the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting of inventories other than for trading inventories, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed as inventory holding gains and losses represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation's production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach; and
●    an adjustment relating to certain trading inventories that are not price risk managed which relate to a minimum inventory volume that is required to be held to maintain underlying business activities. This adjustment represents the movement in fair value of the inventories due to prices, on a grade by grade basis, during the period. This is calculated from each operation's inventory management system on a monthly basis using the discrete monthly movement in market prices for these inventories.
The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions that are price risk-managed. See Replacement cost (RC) profit or loss definition below.
Liquids - Liquids comprises crude oil, condensate and natural gas liquids. For the oil production & operations segment, it also includes bitumen.
Major projects have a bp net investment of at least $250 million, or are considered to be of strategic importance to bp or of a high degree of complexity.
Net debt and gearing are non-IFRS measures. Net debt is calculated as finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement. Gearing is defined as the ratio of net debt to the total of net debt plus total equity. bp believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of finance debt, related hedges and cash and cash equivalents in total. Gearing enables investors to see how significant net debt is relative to total equity. The derivatives are reported on the balance sheet within the headings 'Derivative financial instruments'. The nearest equivalent measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt is provided on page 26.
We are unable to present reconciliations of forward-looking information for net debt or gearing to finance debt and total equity, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include fair value asset (liability) of hedges related to finance debt and cash and cash equivalents, that are difficult to predict in advance in order to include in an IFRS estimate.
Net debt including leases and gearing including leases are non-IFRS measures. Net debt including leases is calculated as net debt plus lease liabilities, less the net amount of partner receivables and payables relating to leases entered into on behalf of joint operations. Gearing including leases is defined as the ratio of net debt including leases to the total of net debt including leases plus total equity. bp believes these measures provide useful information to investors as they enable investors to understand the impact of the group's lease portfolio on net debt and gearing. The nearest equivalent measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt including leases is provided on page 29.

Glossary (continued)
Operating cash flow is net cash provided by (used in) operating activities as stated in the condensed group cash flow statement.
Organic capital expenditure is a non-IFRS measure. Organic capital expenditure comprises capital expenditure on a cash basis less inorganic capital expenditure. bp believes that this measure provides useful information as it allows investors to understand how bp's management invests funds in developing and maintaining the group's assets. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis and a reconciliation to IFRS information is provided on page 27.
We are unable to present reconciliations of forward-looking information for organic capital expenditure to total cash capital expenditure, because without unreasonable efforts, we are unable to forecast accurately the adjusting item, inorganic capital expenditure, that is difficult to predict in advance in order to derive the nearest IFRS estimate.
Production-sharing agreement/contract (PSA/PSC) is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.
Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the bp share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties. For the gas & low carbon energy and oil production & operations segments, realizations include transfers between businesses.
Refining availability represents Solomon Associates' operational availability for bp-operated refineries, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all mechanical, process and regulatory downtime.
Refining indicator margin (RIM) is a simple indicator of the weighted average of bp's crude slate and product yield as deemed representative for each refinery. Actual margins realized by bp may vary due to a variety of factors, including the actual mix of a crude and product for a given quarter.
Replacement cost (RC) profit or loss / RC profit or loss attributable to bp shareholders reflects the replacement cost of inventories sold in the period and is calculated as profit or loss attributable to bp shareholders, adjusting for inventory holding gains and losses (net of tax). RC profit or loss for the group is not a recognized IFRS measure. bp believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, bp's management believes it is helpful to disclose this measure. The nearest equivalent measure on an IFRS basis is profit or loss attributable to bp shareholders. A reconciliation to IFRS information is provided on page 1. RC profit or loss before interest and tax is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS.
Structural cost reduction is calculated as decreases in underlying operating expenditure* (as defined on page 38) as a result of operational efficiencies, divestments, workforce reductions and other cost saving measures that are expected to be sustainable compared with 2023 levels. The total change between periods in underlying operating expenditure will reflect both structural cost reductions and other changes in spend, including market factors, such as inflation and foreign exchange impacts, as well as changes in activity levels and costs associated with new operations. Estimates of cumulative annual structural cost reduction may be revised depending on whether cost reductions realized in prior periods are determined to be sustainable compared with 2023 levels. Structural cost reductions are stewarded internally to support management's oversight of spending over time.
bp believes this performance measure is useful in demonstrating how management drives cost discipline across the entire organization, simplifying our processes and portfolio and streamlining the way we work. The nearest IFRS measures are production and manufacturing expenses and distributions and administration expenses. A reconciliation of production and manufacturing expenses plus distribution and administration expenses to underlying operating expenditure is provided on page 30.
Glossary (continued)
Technical service contract (TSC) - Technical service contract is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, the oil and gas company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a profit margin which reflects incremental production added to the oilfield.
Tier 1 and tier 2 process safety events - Tier 1 events are losses of primary containment from a process of greatest consequence - causing harm to a member of the workforce, damage to equipment from a fire or explosion, a community impact or exceeding defined quantities. Tier 2 events are those of lesser consequence. These represent reported incidents occurring within bp's operational HSSE reporting boundary. That boundary includes bp's own operated facilities and certain other locations or situations. Reported process safety events are investigated throughout the year and as a result there may be changes in previously reported events. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this represents a more up to date reflection of the safety environment.
Underlying effective tax rate (ETR) is a non-IFRS measure. The underlying ETR is calculated by dividing taxation on an underlying replacement cost (RC) basis by underlying RC profit or loss before tax. Taxation on an underlying RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses and total taxation on adjusting items. Information on underlying RC profit or loss is provided below. Taxation on an underlying RC basis presented for the operating segments is calculated through an allocation of taxation on an underlying RC basis to each segment. bp believes it is helpful to disclose the underlying ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period. Taxation on an underlying RC basis and underlying ETR are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.
We are unable to present reconciliations of forward-looking information for underlying ETR to ETR on profit or loss for the period, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include the taxation on inventory holding gains and losses and adjusting items, that are difficult to predict in advance in order to include in an IFRS estimate.
Underlying operating expenditure is a non-IFRS measure and a subset of production and manufacturing expenses plus distribution and administration expenses and excludes costs that are classified as adjusting items. It represents the majority of the remaining expenses in these line items but excludes certain costs that are variable, primarily with volumes (such as freight costs). Other variable costs are included in purchases in the income statement. Management believes that underlying operating expenditure is a performance measure that provides investors with useful information regarding the company's financial performance because it considers these expenses to be the principal operating and overhead expenses that are most directly under their control although they also include certain foreign exchange and commodity price effects. The nearest IFRS measures are production and manufacturing expenses and distribution and administration expenses. A reconciliation of production and manufacturing expenses plus distribution and administration expenses to underlying operating expenditure is provided on page 30.
Underlying production - 2026 underlying production, when compared with 2025, is production after adjusting for acquisitions and divestments, curtailments, and entitlement impacts in our production-sharing agreements/contracts and technical service contract.
Underlying RC profit or loss / underlying RC profit or loss attributable to bp shareholders is a non-IFRS measure and is RC profit or loss* (as defined on page 37) after excluding net adjusting items and related taxation. See page 28 for additional information on the adjusting items that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the items and their financial impact.
Underlying RC profit or loss before interest and tax for the operating segments or customers & products businesses is calculated as RC profit or loss (as defined above) including profit or loss attributable to non-controlling interests before interest and tax for the operating segments and excluding net adjusting items for the respective operating segment or business.
bp believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate bp's operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period, by adjusting for the effects of these adjusting items. The nearest equivalent measure on an IFRS basis for the group is profit or loss attributable to bp shareholders. The nearest equivalent measure on an IFRS basis for segments and businesses is RC profit or loss before interest and taxation. A reconciliation to IFRS information is provided on page 1 for the group and pages 7-13 for the segments.

Glossary (continued)
Underlying RC profit or loss per share / underlying RC profit or loss per ADS is a non-IFRS measure. Earnings per share is defined in Note 7. Underlying RC profit or loss per ordinary share is calculated using the same denominator as earnings per share as defined in the consolidated financial statements. The numerator used is underlying RC profit or loss attributable to bp shareholders, rather than profit or loss attributable to bp ordinary shareholders. Underlying RC profit or loss per ADS is calculated as outlined above for underlying RC profit or loss per share except the denominator is adjusted to reflect one ADS equivalent to six ordinary shares. bp believes it is helpful to disclose the underlying RC profit or loss per ordinary share and per ADS because these measures may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to bp ordinary shareholders.
upstream includes oil and natural gas field development and production within the gas & low carbon energy and oil production & operations segments.
upstream/hydrocarbon plant reliability (bp-operated) is calculated taking 100% less the ratio of total unplanned plant deferrals divided by installed production capacity, excluding non-operated assets and bpx energy. Unplanned plant deferrals are associated with the topside plant and where applicable the subsea equipment (excluding wells and reservoir). Unplanned plant deferrals include breakdowns, which does not include Gulf of America weather related downtime.
upstream unit production costs are calculated as production cost divided by units of production. Production cost does not include ad valorem and severance taxes. Units of production are barrels for liquids and thousands of cubic feet for gas. Amounts disclosed are for bp subsidiaries only and do not include bp's share of equity-accounted entities.
Working capital is movements in inventories and other current and non-current assets and liabilities as reported in the condensed group cash flow statement.
Change in working capital adjusted for inventory holding gains/losses, fair value accounting effects relating to subsidiaries and other adjusting items is a non-IFRS measure. It is calculated by adjusting for inventory holding gains/losses reported in the period; fair value accounting effects relating to subsidiaries reported within adjusting items for the period; and other adjusting items relating to the non-cash movement of US emissions obligations carried as a provision that will be settled by allowances held as inventory. This represents what would have been reported as movements in inventories and other current and non-current assets and liabilities, if the starting point in determining net cash provided by operating activities had been underlying replacement cost profit rather than profit for the period. The nearest equivalent measure on an IFRS basis for this is movements in inventories and other current and non-current assets and liabilities.
bp utilizes various arrangements in order to manage its working capital including discounting of receivables and, in the supply and trading business, the active management of supplier payment terms, inventory and collateral.
Trade marks
Trade marks of the bp group appear throughout this announcement. They include:
bp, Amoco, Aral, ampm, bp pulse, Castrol, PETRO, TA, and Thorntons

Cautionary statement
In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA') and the general doctrine of cautionary statements, bp is providing the following cautionary statement:
The discussion in this announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements may generally, but not always, be identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see', 'focus on' or similar expressions.
In particular, the following, among other statements, are all forward-looking in nature: plans, expectations and assumptions regarding oil and gas demand, supply, prices or volatility; expectations regarding production and volumes; expectations regarding turnaround and maintenance activity; plans and expectations regarding bp's balance sheet, financial performance, results of operations, cost reduction, cash flows, and shareholder returns; plans and expectations regarding the amount and timing of dividends, share buybacks, dividend reinvestment programs and the use of excess cash; plans and expectations regarding bp's upstream production; plans and expectations regarding the amount, effects, timing, quantum and nature of certain acquisitions, divestments and related payments and proceeds, including expectations regarding the Castrol business, the offshore exploration blocks in Namibia, the Austrian mobility & convenience and bp pulse businesses, Lightsource bp, the North Sea business, the Bay Du Nord project, the Archaea business and other bp businesses and assets subject to disposal or divestment; plans and expectations regarding the closing of bp Ventures; plans and expectations regarding the Bab Gas Cap project, the Thunder Horse Major Project, the Greater PAJ Project, and the Atlantis Major Facility Expansion project; plans and expectations regarding bp's net debt, credit rating, hybrid capital (including with respect to the redemption, without replacement, of hybrid bonds), investment strategy, capital expenditures, underlying effective tax rate, depreciation, depletion and amortization and the impact of the Gelsenkirchen divestment on the bp refining indicator margin and associated refining rule of thumb; expectations regarding bp's customers business, including with respect to volumes, underlying operating expenditure, earnings growth, midstream performance, fuels margins, the impact of base oil costs and conditions in the Middle East, structural cost reduction and the earnings impact of divestments; expectations regarding bp's products, including underlying performance, refining margins, and refinery turnaround activity; expectations regarding bp's income taxes payable, including the timing of instalment payments; expectations regarding bp's other businesses & corporate underlying annual charge; and expectations regarding Gulf of America settlement payments.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp. Recent global developments have caused significant uncertainty and volatility in macroeconomic conditions and commodity markets. Each item of outlook and guidance set out in this announcement is based on bp's current expectations but actual outcomes and results may be impacted by these evolving macroeconomic and market conditions.
Actual results or outcomes may differ materially from those expressed in such statements, depending on a variety of factors, including: the extent and duration of the impact of current market conditions including the volatility of oil prices, the effects of bp's plan to exit its shareholding in Rosneft and other investments in Russia, overall global economic and business conditions impacting bp's business and demand for bp's products as well as the specific factors identified in the discussions accompanying such forward-looking statements; changes in consumer preferences and societal expectations; the pace of development and adoption of alternative energy solutions; developments in policy, law, regulation, technology and markets, including societal and investor sentiment related to the issue of climate change; the receipt of relevant third party and/or regulatory approvals including ongoing approvals required for the continued developments of approved projects; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain acquisitions and divestments; future levels of industry product supply, demand and pricing, including supply growth in North America and continued base oil and additive supply shortages; OPEC+ quota restrictions; PSA and TSC effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and policies, including related to climate change; changes in social attitudes and customer preferences; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; amounts ultimately payable and timing of payments relating to the Gulf of America oil spill; the conditions and developments in the Middle East; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; bp's access to future credit resources; business disruption and crisis management; the impact on bp's reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; the possibility that international sanctions or other steps taken by governmental authorities or any other relevant persons may impact bp's ability to sell its interests in Rosneft, or the price for which bp could sell such interests; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and those factors discussed under "Risk factors" in bp's Annual Report and Form 20-F for fiscal year 2025 as filed with the US Securities and Exchange Commission.
Cautionary note to U.S. investors - This document contains references to non-proved reserves and production outlooks based on non-proved reserves that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosures in our Form 20-F, SEC File No. 1-06262. This form is available on our website at www.bp.com. You can also obtain this form from the SEC's website at www.sec.gov.

Contacts
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BP p.l.c.'s LEI Code 213800LH1BZH3DI6G760

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 August 2026
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary
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